SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of March, 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Preliminary results

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

London, Monday 1 March 2010

2009 Preliminary Results Announcement

1.     HIGHLIGHTS

	Ongoing segments (1)				Group
$ million, unless stated otherwise	2009	2008 (2)	Change	2009	2008 (2)
Continuing operations
Sales	4,143.6	5,301.1	(21.8)%	4,180.1	5,515.9
Adjusted operating profit(3)	262.9	404.8	(35.1) %	249.8	402.9
Adjusted operating margin (3)	6.3%	7.6%		6.0%	7.3%
Operating profit	117.7	37.4		84.7	66.9
Profit/(loss) before tax				38.4	(8.1)

(Loss)/earnings per share
- Diluted				(1.33)c	(7.34)c
- Adjusted diluted(3)				14.81 c	25.96 c
Proposed final dividend per share				6.50 c	2.00 c

Total operations
Trading cash flow(3) (4)				422.0	442.8
Cash outflow on restructurings				(69.3)	(16.3)
Net debt				207.5	476.4

(1)  Ongoing segments excludes the Doors & Windows and Caps & Thermostats segments which have been exited.
(2)   Restated for an amendment to IFRS2 'Share-based payment' (see note 1 to the accompanying financial information).
(3)   Key performance measures are explained on page 16.
(4)  'Trading cash flow' was previously referred to as 'operating cash flow'.

•     Sales declined by 21.8% and adjusted operating profit declined by 35.1%.

•     Results positively impacted by restructuring initiatives and working capital management:

•     Ongoing adjusted operating margin improved to 8.0% in H2 vs 4.6% in H1.

•     Generated $422.0 million of trading cash flow.

•     Net debt reduced from $476.4 million to $207.5 million in the year.

•     Substantially completed major restructuring initiatives.

•     Reduced exposure to post-employment benefits by amending pension and healthcare plans in North America.

•     Acquisition of Koch Filter in February 2010, a $40 million revenue air filters business for Building
Products.

David Newlands, Chairman, commented:

“The first half of 2009 was an exceptionally challenging period for the Group. In the second half, some end markets stabilised, but were down significantly year on year. I am particularly satisfied with management’s response to the difficult conditions through the restructuring initiatives and the focus on generating trading cash flow. In line with the guidance we have previously given, I am pleased to announce a final dividend of 6.50 cents per share, resulting in a full year dividend of 10.00 cents per share. We intend to resume our progressive dividend policy from this rebased level as soon as results and market conditions allow. ”

James Nicol, Chief Executive Officer, commented:

“Sales from ongoing segments were down 21.8% year-on-year due to the global recession, however stabilisation in some of our end markets enabled the Group to achieve higher sales, adjusted operating profit and cash flow in the second half compared with the first half. Our restructuring initiatives, which are substantially complete, combined with some improvement in sales, enabled us to achieve an adjusted operating profit from ongoing operations of $262.9 million for the year. Our focus on working capital management, combined with our cost reduction and restructuring initiatives drove a trading cash flow of $422.0 million and reduction in net debt to $207.5 million at the end of the year. I am pleased to announce the acquisition of Koch Filter, a manufacturer of air filters, which extends our green product and air quality capabilities within Building Products.

Although a number of our end markets appear to have stabilised, the strength and timing of any recovery remains uncertain. We expect any recovery to be towards the latter part of the year. ”

2.  GROUP PRIORITIES

Notwithstanding the exceptionally difficult end market environment the Group continues to implement its four key priorities:
(i)    Driving top-line growth
Our growth strategy is focused on three key initiatives which we execute both organically and through bolt-on acquisitions: (i) leveraging the global Gates brand and footprint by growing our service and distribution capabilities in the global industrial and automotive aftermarket end markets; (ii) expanding our presence in higher-growth emerging markets; and (iii) developing energy efficient, 'green' products which reduce emissions.
In July of this year, we acquired Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East. This acquisition expands the range of hydraulic hose applications and services, and has provided new geographical coverage into the Caspian region. Annualised sales within the Gates Engineering & Services division (which is part of Fluid Power) are now approximately $100 million, and this area is a focus for further growth.
We recently completed the construction of a facility in Changzhou, China for our Fluid Power division, which became operational in early 2010. In Izmir, Turkey we started construction of our new Power Transmission facility, due to be completed and operational in the second quarter of 2010. We also opened a new service centre in Turkey and a new sales office in Houston for our Gates Engineering & Services business. A service centre in China will be opened in early 2010.
In November of 2009, the European legislation for tyre pressure monitoring systems ('TPMS') on certain vehicles was finalised. This legislation mandates tyre pressure monitoring on new models introduced into the European market from 2012 and all vehicles manufactured after 2014. Schrader Electronics, which currently has a market leading position in remote TPMS systems, continues to work with European manufacturers to prepare for this introduction, which is expected to double the market size for this product. We expect this to benefit the Schrader business from 2011 onwards. We also completed the construction of a new facility in India for our Schrader business, aimed at expanding our capacity to meet increasing demand from emerging markets and the replacement market.
During the year, we were involved with a number of projects to improve the energy efficiency of buildings, both within the public and private sectors. We commenced work with a major US retail chain to fit Energy Recovery Ventilators to over 200 stores, which is expected to save around 20% of their total heating and cooling costs. We completed the first phase of the Dubai Metro project, worth over $1 million, and in Australia, supplied a major tunnel project with industrial tunnel fire dampers, worth over $3 million. In total, we won over $25 million of international infrastructure-related contracts to commence in 2010, including a project in Australia worth around $10 million, and a further $4 million contract to supply nuclear facilities with Ruskin's damper products.
(ii)   Managing the balance sheet
We manage the Group's balance sheet with two main objectives: (i) to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the business; and (ii) to maintain an investment-grade credit rating.
In 2009, we extended the maturity of our committed bank funding to May 2012, with a $450 million forward-start facility expiring in May 2012. Our existing facility of £400 million expires in August 2010. Our facility is used periodically, mainly for working capital purposes. Throughout 2009, the minimum headroom was $455.7 million, and the facility was undrawn at the end of 2009.
In 2009, we reduced net debt by $268.9 million to $207.5 million. Our trading cash flow of $422.0 million was after net restructuring cash costs of $69.3 million and net capital expenditure of $110.1 million. The Group has been successful in reducing inventory by $214.6 million this year, with overall working capital reduced by $244.0 million. Working capital management is a key focus for the Group, and we anticipate a further small improvement in working capital in 2010.
The Group made certain amendments to its North American post-employment benefit and post-retirement healthcare plans, which gave rise to a $63.0 million decrease in the associated deficits.
Our strong balance sheet and available cash provides us with the flexibility to make bolt-on acquisitions to enhance growth and provide returns to shareholders. We continue to develop acquisition opportunities within our areas of strategic focus, and to invest organically in research and development, new facilities and service centres. We will continue to evaluate the most efficient use of our cash resources, and to allocate these in the way which maximises return to shareholders.
(iii)  Managing the cost base
During 2009, we substantially completed our restructuring initiatives, Project Eagle and Project Cheetah, by closing 25 facilities during the year and reducing headcount under these initiatives by 4,300. We incurred net cash costs of $69.3 million and restructuring charges of $144.1 million. In line with previous guidance, we expect further net cash costs of around $65 million and restructuring charges of around $12 million in 2010 through the previously announced closure of another three facilities. We expect that, along with the recent disposal of the Group's non-core businesses, our restructuring initiatives will help us to achieve double-digit margins in the medium term.
Rigorous expense management throughout the Group remains a high priority.
(iv)  Reshaping the portfolio
We continue to focus on expanding our engineered services capabilities, and in the second half of this year, we completed the acquisition of Hydrolink, which extends our capabilities in the oil and gas market.
Within our Building Products division, we acquired the remaining 40% of Rolastar, an Indian ducting manufacturer, having acquired the initial 60% in February 2008. Our associate in the UAE, Ruskin Titus Gulf, became operational and was awarded several large infrastructure projects.
In February 2010, we acquired Koch Filter, a manufacturer of air filters for the non-residential filtration replacement market with revenues of approximately $40 million. Koch Filter builds on our filtration capabilities, which we commenced with the acquisition of Trion in 2008 and builds on our green product strategy and investment in capital light businesses, with a focus on the replacement market.
We continue to look for opportunities, both organic and acquisitions, to expand our Gates and Air Distribution businesses in new regions and new products.
During the third quarter, the closure of Philips Doors and Windows was completed.

3.  OPERATING AND FINANCIAL REVIEW

3.1 OPERATING REVIEW

Introduction

D
uring 2009, changes were made to the Group's internal reporting structure to assist the Board in focusing on the performance of the Group's ongoing businesses. Distinction is now drawn between those of the Group's continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations. An explanation of the changes is provided in note 2 to the accompanying financial information.
At the beginning of 2009, we adopted an amendment to IFRS 2 'Share-based Payment'. Comparative figures presented below have been restated to reflect the retrospective application of the amendment, which had the effect of reducing the Group's operating profit by $0.5 million in 2008.
We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them 'key performance measures'. We refer to these key performance measures, which include 'non-GAAP measures', throughout the Operating and Financial Review. An explanation of each key performance measure is provided in Section 7. A reconciliation of operating profit to adjusted operating profit and an analysis identifying the underlying change in sales and adjusted operating profit is presented for each ongoing segment in Section 8.
Continuing Operations
			2009			2008
$ million, unless stated otherwise	Ongoing segments	Exited segments	Total	Ongoing segments	Exited segments	Total
Sales
Industrial & Automotive	3,129.1	-	3,129.1	3,980.6	80.2	4,060.8
Building Products	1,014.5	36.5	1,051.0	1,320.5	134.6	1,455.1
Total	4,143.6	36.5	4,180.1	5,301.1	214.8	5,515.9

Adjusted operating profit/(loss)
Industrial & Automotive	226.1	-	226.1	349.4	10.3	359.7
Building Products	69.1	(13.1)	56.0	92.4	(12.2)	80.2
Corporate	(32.3)	-	(32.3)	(37.0)	-	(37.0)
Total	262.9	(13.1)	249.8	404.8	(1.9)	402.9

Adjusted operating margin
Industrial & Automotive	7.2%	-	7.2%	8.8%	12.8%	8.9%
Building Products	6.8%	(35.9)%	5.3%	7.0%	(9.1)%	5.5%
Total	6.3%	(35.9)%	6.0%	7.6%	(0.9)%	7.3%
Sales from continuing operations were $4,180.1 million in 2009 (2008: $5,515.9 million), a decline of 24.2%. Most of the Group's end markets weakened significantly, particularly in the first half of the year, which caused a corresponding decline in sales volumes across the Group.
Adjusted operating profit was $249.8 million in 2009 (2008: $402.9 million), down 38.0% largely due to the effect of reduced sales volumes.
The Group's adjusted operating margin was 6.0% in 2009 compared with 7.3% in 2008.

Ongoing Segments

Overview
	2009
$ million, unless stated otherwise	First Half	Second Half	Change	Full Year
Sales
Industrial & Automotive	1,447.5	1,681.6	16.2%	3,129.1
Building Products	519.6	494.9	(4.8)%	1,014.5
Total	1,967.1	2,176.5	10.6%	4,143.6

Adjusted operating profit/(loss)
Industrial & Automotive	75.5	150.6	99.5%	226.1
Building Products	30.1	39.0	29.6%	69.1
Corporate	(15.8)	(16.5)	(4.4)%	(32.3)
Total	89.8	173.1	92.8%	262.9

Adjusted operating margin
Industrial & Automotive	5.2%	9.0%		7.2%
Building Products	5.8%	7.9%		6.8%
Total	4.6%	8.0%		6.3%

Sales from ongoing segments in 2009 were $4,143.6 million (2008: $5,301.1 million), a decline of 21.8%. In the second half of 2009, sales increased by 10.6% compared to the first half. Industrial and Automotive's ('I&A') sales were 16.2% higher in the second half of the year compared with the first half mainly due to improvements in the automotive Original Equipment ('OE') and industrial replacement markets, though industrial OE markets remained weak and the automotive aftermarket was broadly flat. On the same basis of comparison, sales in the Building Products division were down 4.8% as relative stability in sales to the residential markets was more than offset by declining sales to the non-residential markets, which comprise 67% of Building Products' sales. Section 5 contains a breakdown of sales for ongoing segments by end market.
Adjusted operating profit from ongoing segments in 2009 was $262.9 million (2008: $404.8 million), a decline of 35.1% due to lower sales volumes that were partially offset by the benefits of the restructuring initiatives completed in 2009 and price increases implemented in 2008.
The adjusted operating margin was 6.3% in 2009 compared with 7.6% in 2008. While the margin declined in the first half of 2009, it recovered in the second half. In I&A, the margin increased from 5.2% in the first half to 9.0% in the second half and, despite the further fall in sales volumes, it increased from 5.8% in the first half to 7.9% in the second half in Building Products.

Industrial & Automotive

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales
Power Transmission	1,763.4	2,125.2	(17.0)%	(10.7)%
Fluid Power	588.7	832.3	(29.3)%	(28.0)%
Sensors & Valves	313.6	421.0	(25.5)%	(17.1)%
Other Industrial & Automotive	463.4	602.1	(23.0)%	(22.5)%
	3,129.1	3,980.6	(21.4)%	(16.9)%

Adjusted operating profit	226.1	349.4	(35.3)%	(31.1)%
Adjusted operating margin	7.2%	8.8%
Operating profit	130.5	27.7
Cash conversion	177.6%	109.0%
Net capital expenditure : depreciation	0.7	0.9

Market background

The industrial markets account for 38% of I&A's sales, with 18% to the industrial OE market and 20% to the industrial replacement market.
US industrial production, as measured by the US Federal Reserve Industrial Production index, was down on average 10% in 2009 compared with 2008. The industrial OE and replacement markets were down around 25-35% due to a combination of declining end customer demand and destocking. In the second half of the year, the markets began to stabilise, with some limited growth, particularly in the industrial replacement markets as demand improved and destocking eased. The European market followed a similar trend, with industrial production down 14%. Following a tough start to 2009, Asia continued to grow, particularly in China, where industrial production was up 12% in 2009. Japan performed poorly, with machine orders down 32% in 2009. Sales to the industrial markets in North America, Europe and Asia respectively account for 63%, 16% and 12% of I&A's industrial sales.
The North American automotive aftermarket, which comprises 17% of I&A's sales, remained broadly flat in 2009, assisted by lower gasoline prices in the US and marginally higher car usage (as measured in miles driven by the US Department of Transport). A similar trend was seen in European and Asian markets.
In the automotive OE market, which accounts for 30% of I&A's sales, volumes in the first half were affected by extended plant shutdowns and consumer concerns over the viability of some automotive companies, particularly General Motors and Chrysler, which both filed for Chapter 11 protection (the recoverability of the Group's receivables due from these companies was not affected by these filings). Automotive production was down around 30% globally in the first half of 2009 compared to 2008, with volumes in North America down approximately 50% and volumes in Europe down around 34%. Government stimulus plans mitigated the impact of the decline, particularly in Europe and Asia, where the stimulus plans ran for the majority of 2009. In the second half of the year, production levels increased compared with the first half, with global volumes up 26%, North American volumes up 46% and European volumes up 13% due to lower inventory levels and higher demand.

Power Transmission

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales	1,763.4	2,125.2	(17.0) %	(10.7) %
Adjusted operating profit	212.4	228.1	(6.9) %	(0.6) %
Adjusted operating margin	12.0%	10.7%
Operating profit/(loss)	143.0	(70.6)
Sales were $1,763.4 million (2008: $2,125.2 million), a decline of 17.0% principally as a result of lower volumes in most of Power Transmission's end markets in the regions in which it operates. Notable exceptions were China, which performed well in the year, showing double digit percentage growth and the Gates automotive aftermarket business (38% of Power Transmission's sales), which continued to demonstrate its resilience. Sales to the industrial OE and replacement markets (23% of Power Transmission's sales) declined by 28%.
Sales to the automotive OE market (39% of Power Transmission's sales) were down by around 20%, driven by lower automotive production levels, particularly in North America and Europe.
Around 40% of Power Transmission's sales are to North America, 30% to Europe and 30% to the rest of the world.
Adjusted operating profit was $212.4 million (2008: $228.1 million), a decline of 6.9% (0.6% on an underlying basis) mainly due to lower volumes in the first half. In the second half of the year, the increasing benefit from restructuring initiatives combined with higher volumes in the automotive OE and industrial replacement markets enabled adjusted operating margins to grow from 10.2% in the first half to 13.6% for the second half. Overall, the adjusted operating margin increased to 12.0% in 2009 compared with 10.7% in 2008.
In 2009 the construction of a new oil pump and tensioner facility commenced in Turkey. The facility is expected to be in production in the second quarter of 2010.
Power Transmission's restructuring initiatives associated with projects 'Eagle' and 'Cheetah' are substantially complete, with two remaining plants due for closure in 2010; one in Germany and the other in Canada. In 2009, four plants were closed; three in North America and one in Europe.
New contract wins in the automotive OE market totalled $84.9 million, with 62% of these relating to the Asian and European markets.

Fluid Power

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales	588.7	832.3	(29.3)%	(28.0)%
Adjusted operating (loss)/profit	(11.8)	46.2	(125.5) %	(123.0) %
Adjusted operating margin	(2.0)%	5.6%
Operating (loss)/profit	(22.8)	29.0
Sales were $588.7 million (2008: $832.3 million), a decline of 29.3%. Sales to the industrial OE market, (27% of Fluid Power's sales), were down 46% in 2009, due to the continued destocking and lack of credit affecting end customer demand. Sales to the industrial replacement market were down 24% in 2009. Sales to the automotive aftermarket (23% of Fluid Power's sales) were down 9%. Overall, sales increased by 8.8% in the second half of 2009 compared to the first half due to more stable volumes and a reduction in customer destocking.
Approximately 60% of Fluid Power's sales are to North America, 15% to Europe and 25% to the rest of the world.
The adjusted operating loss was $11.8 million (2008: profit of $46.2 million), a decline of 125.5% due to the significant reduction in sales volumes and initiatives to reduce inventory levels, particularly in the first half of 2009. Fluid Power's adjusted operating loss was $8.5 million in the first half of 2009, but only $3.3 million in the second half as a result of increasing volumes and the benefits of our restructuring initiatives. In 2009, the adjusted operating margin was (2.0)% (2008: 5.6%).
Restructuring initiatives associated with projects 'Eagle' and 'Cheetah' were substantially completed during 2009, with three plants closed in North America and Europe. The closure of the plant in Rockford, Illinois, is planned for the second half of 2010. Fluid Power's new plant in Changzhou, China, was completed in 2009 and is now operational, selling locally and also to the European market.
Our Gates E&S business, which services mainly the oil and gas and marine sectors, was adversely impacted by the softening economy in the UAE, in particular Dubai, and weaker capital expenditures in the oil and gas sector across the Middle East. The acquisition of Hydrolink, which provided additional fluid engineering services capabilities brings the total number of Gates E&S' locations to 34 in 14 countries, with total annualised sales of approximately $100 million. A new service centre was opened in Turkey during 2009 and more are under development in the UAE, Brazil and China.

Sensors & Valves

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales	313.6	421.0	(25.5)%	(17.1)%
Adjusted operating profit	0.1	29.6	(99.7)%	(99.6)%
Adjusted operating margin	Nil	7.0%
Operating (loss)/profit	(3.5)	27.7
Sensors and Valves includes the Schrader Electronics and Schrader International businesses.
Sales were $313.6 million (2008: $421.0 million) a decrease of 25.5% on an actual basis (17.1% on an underlying basis) principally as a result of the lower volumes in the automotive OE market (74% of Sensors and Valves' sales). Schrader International's industrial and automotive aftermarket business, which accounts for the remainder of Sensors and Valves' sales, was affected by low customer demand and declined compared with 2008. Approximately 60% of Sensors & Valves' sales are to the North American market.
Schrader Electronics won new business at Ford for TPMS, accounting for around $20 million of revenues, and secured sole supplier status to Mercedes until 2016. Supply of TPMS to Mahindra and Mahindra commenced in the fourth quarter, extending Schrader Electronics' sales in developing regions.
Adjusted operating profit was $0.1 million (2008: $29.6 million), a decline of 99.7% principally due to lower sales volumes. Rigorous expense management helped to mitigate some of this impact, and combined with higher sales volumes in the second half of the year, enabled the business to return to profit in the second half of the year and break even for 2009 as a whole on an adjusted basis.
In Europe, legislation was passed that requires tyre pressure monitoring to be fitted on certain vehicles sold from 2014 and new models introduced from 2012, which is expected to double the market for TPMS. Schrader Electronics is well-placed to take advantage of this opportunity and continues to work closely with European vehicle manufacturers. Further opportunities exist in Japan, Korea and China, where governments are exploring the possibility of introducing similar legislation.

Other Industrial & Automotive

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales	463.4	602.1	(23.0)%	(22.5)%
Adjusted operating profit	25.4	45.5	(44.2)%	(43.4)%
Adjusted operating margin	5.5%	7.6%
Operating profit	13.8	41.6
Other I&A includes the Dexter, Ideal and Plews businesses.
Sales were $463.4 million (2008: $602.1 million) a decline of 23.0%. The industrial and recreational vehicle markets (around 80% of Other I&A's sales) continued to decline due to the low level of industrial activity, particularly at Dexter, where the utility trailer and recreational vehicle markets were down around 30% in 2009. Sales into the automotive aftermarket (19% of Other I&A's sales) declined mainly because of low customer demand for Plews' products.
Adjusted operating profit was $25.4 million (2008: $45.5 million), a decline of 44.2% due to the significantly reduced sales volumes, particularly in the first half of the year, though this was partially offset by restructuring initiatives. In 2009 the adjusted operating margin was 5.5% (2008: 7.6%).
Restructuring initiatives related to projects 'Eagle' and 'Cheetah' were substantially completed in the year, with five plants closed in North America.

Building Products

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales
Air Distribution	874.2	1,112.3	(21.4)%	(21.5)%
Bathware	140.3	208.2	(32.6)%	(32.6)%
	1,014.5	1,320.5	(23.2)%	(23.2)%

Adjusted operating profit	69.1	92.4	(25.2)%	(23.6)%
Adjusted operating margin	6.8%	7.0%
Operating profit	35.4	47.0
Cash conversion	214.9%	118.6%
Net capital expenditure : depreciation	0.5	0.8

Market background

Non-residential construction in North America accounts for 61% of Building Products' sales. In the US, non-residential construction declined on a square foot basis by 46% in 2009 compared with 2008, and by 33% on a value basis (as measured by Dodge). Building Products' key sector is offices followed by education, hospitals, public buildings and hotels. All of Building Products' sectors declined, with offices and hotels the worst affected, declining by around 60% in square footage compared with 2008. However the public buildings segment rose by around 10% on a value basis compared with 2008. The US Architectural Billings Index, which is regarded as a leading indicator of future commercial construction activity, remained under 50, indicating continuing contraction in activity. Office vacancy rates continued to rise, implying low future demand for new office space.
Residential construction in North America accounts for 32% of Building Products' sales. The US residential construction market declined by 39% in 2009 compared with 2008 to 554,000 housing starts (according to the NAHB), the fourth straight year of decline and a record low. In 2009, housing starts were over 70% lower than the peak of around 2 million units in 2009. Around the middle of 2009, the market stabilised at around 600,000 units on an annualised basis. Housing inventories fell throughout the year, reaching 8.1 months for new homes and 7.2 for existing homes. However inventories still exceed the 10-year averages which are 6.0 months for new homes and 5.9 months for existing homes which implies that even though inventories fell during 2009, they remain higher than the historic level needed to stimulate new construction. Home prices, as measured by the Case-Shiller Index, fell throughout the first half of 2009, but recovered in the second half, showing month-on-month gains from May to October. Existing home sales improved throughout 2009, achieving year-on-year increases from July onwards. The US tax credit stimulus, which was in place for the majority of 2009 and has provided some stability to the market, has been extended to April 2010.
The balance of Building Products' sales relate to regions outside of North America.

Air Distribution

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales	874.2	1,112.3	(21.4)%	(21.5)%
Adjusted operating profit	77.8	104.2	(25.3)%	(23.9)%
Adjusted operating margin	8.9%	9.4%
Operating profit	48.2	61.2
Sales were $874.2 million (2008: $1,112.3 million), a decline of 21.4%. After a strong start in the early part of 2009, sales into the non-residential construction markets weakened as a result of declining market conditions. Orders and backlog also continued to weaken throughout the year. As a result, sales in the non-residential businesses which accounted for 72% of Air Distribution's sales, declined by 21%. During the year we commenced work with a major US retail chain to fit Energy Recovery Ventilators to over 200 stores, which is expected to save around 20% of their total heating and cooling costs. We completed the first phase of the Dubai Metro project, worth over $1 million, and in Australia, supplied a major tunnel project with industrial tunnel fire dampers, worth over $3 million. Our new associate in the Middle East, Ruskin Titus Gulf, commenced operations. We are continuing to take advantage of the global investment in large infrastructure projects such as airports and subway systems with contract wins globally including in the UAE, India and Australia totalling over $25 million.
Sales to the residential construction market (28% of Air Distribution's sales) declined in the first half of 2009 but stabilised in the second half, reflecting market conditions. Overall, sales in our residential business were down by 24% for 2009 compared with 2008.
Adjusted operating profit was $77.8 million (2008: $104.2 million), a decrease of 25.3% as a result of reduced sales volumes in both the residential and non-residential construction markets, though this was partially offset by the benefit of restructuring initiatives. In 2009, the adjusted operating margin was 8.9% (2008: 9.4%).
Restructuring initiatives relating to projects 'Eagle' and 'Cheetah' were completed by the end of the third quarter of 2009, with five plants closed in North America.
During 2009, we completed the acquisition of the remaining 40% minority interest in Rolastar, a ducting manufacturer in India. Also during the year, we completed the integration of Trion which we acquired in 2008.
On 26 February 2010, the Group acquired a 100% interest in Koch Filter Corp ("Koch"), from the Koch family for a total cash consideration of $35.5 million. Koch is a leading manufacturer of air filters for the non-residential filtration replacement market, and builds on the Group's filtration capabilities and green product strategy within the non-residential market. John and David Koch, the primary members of the Company's senior management team, will remain with the Company and play key roles in its leadership going forward.
Koch is based in the US and reported a profit before tax of $3.3m for the year ended 31 July 2009 and gross assets of $19.2m at that date.

Bathware

$ million, unless stated otherwise	2009	2008	Change	Underlying Change
Sales	140.3	208.2	(32.6) %	(32.6) %
Adjusted operating loss	(8.7)	(11.8)	26.3%	26.3%
Adjusted operating margin	(6.2)%	(5.7)%
Operating loss	(12.8)	(14.2)
Sales were $140.3 million (2008: $208.2 million), a decline of 32.6%. Bathware sells primarily to the US residential construction and remodelling market, which continued to weaken, particularly in the first half of the year. Adjusted operating losses improved by 26.3% to $8.7 million (2008: loss of $11.8 million) due to the benefits from the cost reduction and restructuring initiatives, which were all completed in the third quarter of 2009. In 2009, the adjusted operating margin was (6.2)% (2008: (5.7)%).
In January 2010, the operations of Lasco Bathware were renamed Aquatic Co.
Restructuring initiatives relating to projects 'Eagle' and 'Cheetah' were substantially completed in the year, with one plant closed in the US.

Exited segments
Industrial & Automotive
Stant Manufacturing Inc. and Standard-Thomson Corporation, which comprised the Caps & Thermostats segment, were sold in June 2008.
Building Products
In August 2009, the Philips Doors and Windows business, which comprised the Doors & Windows segment ceased its operations.
Prior to cessation, the business contributed sales of $36.5 million (2008: $134.6 million) and an adjusted operating loss of $13.1 million (2008: loss of $12.2 million). During 2009, the Group incurred restructuring costs of $19.9 million (2008: $0.8 million) in relation to the closure of the business.

Discontinued Operations
In 2009, the Group recognised an additional loss of $4.4 million in relation to businesses sold in previous years ($3.9 million net of tax).

3.2 Financial Review

Impairments

In 2009, the Group recognised impairments totalling $73.0 million comprising $18.9 million on goodwill and intangible assets arising on acquisitions, $38.6 million on assets that have become impaired as a consequence of the Group's restructuring initiatives and $15.5 million on receivables held in relation to the disposal of businesses in prior years. In 2008, impairments amounted to $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment, largely as a result of the significant deterioration during 2008 of the North American automotive OE and US residential construction markets.

Restructuring costs

Restructuring costs arise from major projects undertaken to rationalise the Group's operations and to improve its cost competitiveness.

In 2009, restructuring costs amounted to $144.1 million and principally related to the restructuring of the Group's manufacturing operations under projects Eagle and Cheetah. We expect to recognise further costs of approximately $12 million and a net cash outflow of approximately $65 million to complete these projects in 2010. In 2008, restructuring costs were $26.0 million and largely related to the closure of manufacturing facilities and the outsourcing of information technology services.

Net gain on disposals and on the exit of businesses

During 2009, the Group recognised a net gain of $0.2 million in relation to the disposal of businesses in prior years. In 2008, a gain of $43.2 million was recognised on the disposal of Stant and Standard-Thomson.

Gain on amendments to post-employment benefit plans

With effect from 30 September 2009, the Group closed its principal defined benefit pension plans in the US and Canada to future service accrual and the deferred pension benefits accrued under those plans were frozen based on the pensionable salaries of participating employees at that date. In addition, the Group closed the Gates post-retirement healthcare plan in the US to employees who had not retired by 31 December 2009 and reduced the benefits payable to existing beneficiaries.
As a result of these amendments, the Group recognised a gain of $63.0 million, of which $35.3 million related to pensions and $27.7 million to healthcare benefits.

Net finance costs

Net finance costs were $46.3 million (2008: $75.0 million). Net interest payable on net borrowings was lower at
$38.6 million (2008: $47.1 million) mainly due to lower average net debt and lower average interest rates during 2009 compared with 2008. In 2009, the net finance cost recognised in relation to post-employment benefits was $7.4 million (2008: $2.9 million).
Other finance expense was $0.3 million (2008: $25.0 million), which principally related to gains and losses on financial instruments held by the Group to hedge its currency translation exposures that either did not qualify for hedge accounting or in respect of which hedges were ineffective.

Income tax expense

In 2009, the income tax expense attributable to continuing operations was $28.5 million (2008: $38.4 million) on a profit before tax of $38.4 million (2008: loss before tax of $8.1 million).
After adjusting for the items excluded from operating profit in arriving at adjusted operating profit and the tax attributable to those items, the income tax expense was $51.0 million (2008: $80.8 million) on a profit before tax of $203.5 million (2008: $327.9 million). On this basis, the Group's effective tax rate was 25.1% (2008: 24.6%) and is expected to be approximately
25
% in 2010.

(Loss)/earnings per share

In 2009, there was a loss from continuing operations attributable to equity shareholders of $11.7 million (2008: loss of $64.6 million) and the loss per share from continuing operations was 1.33 cents (2008: loss per share of 7.34 cents).
Earnings for the purposes of calculating adjusted earnings per share are adjusted for the items excluded from adjusted operating profit and the tax attributable to those items. On this basis, there was a profit from continuing operations attributable to equity shareholders of $130.9 million (2008: $229.0 million). Adjusted diluted earnings per share were 14.81 cents (2008: 25.96 cents).

Dividend

In line with guidance previously given, the Board proposes a final dividend for 2009 of 6.50 cents per share, which, based on the number of shares currently in issue, will amount to $57.4 million. When taken together with the interim dividend of 3.50 cents per share that was paid in November 2009, the total dividend proposed for 2009 is 10.00 cents per share (2008: 13.02 cents per share). The Board will seek to resume its progressive dividend policy as soon as the Group's results and market conditions allow.
Subject to approval by shareholders at the Annual General Meeting on 1 June 2010, the final dividend will be paid on 10 June 2010 to shareholders on the register on 7 May 2010. Shareholders with registered addresses in the UK and the Republic of Ireland will receive their dividends in sterling, unless they choose to receive them in US dollars. All other shareholders will receive their dividends in US dollars. Any currency elections need to be received by the Company's registrars, Equiniti, no later than 21 May 2010. The exchange rate that will be used to calculate the dividend amount payable in sterling will be determined by reference to the prevailing forward exchange rate for the dividend payment date achieved by the Company on or around 1 June 2010. We will publish the exchange rate on the Company's website on the following day.

Liquidity and capital resources

Cash generated from operations

Cash generated from operations was $532.1 million (2008: $628.7 million), a decline of $96.6 million. Operating cash flows before movements in working capital were $270.8 million lower than in 2008, principally due to the effect on cash flow of the decline in adjusted operating profit and the increased cash outflow on restructuring projects. However, this was partially offset by the effect on cash flow of the reduction of working capital, which was $174.2 million greater in 2009 than in 2008.
Management continues to exercise rigorous control over working capital, and a further reduction of working capital benefited cash flow by $244.0 million in 2009, of which $214.6 million was due to lower inventory levels.
In 2009, the net cash outflow on restructuring projects was $69.3 million (2008: $16.3 million).

Trading cash flow

Trading cash flow, which includes net capital expenditure, was $422.0 million (2008: $442.8 million). Trading cash flow before the cash outflow on restructuring projects was $491.3 million (2008: $459.1 million). Cash conversion improved to 196.7%, compared with 113.9% in 2008, principally due to the reduction in net capital expenditure to $110.1 million (2008: $185.9 million) and the further reduction in working capital during 2009. Notwithstanding the improvement in working capital, the rapid decline in sales resulted in the average operating working capital as a percentage of sales increasing to
20.0
% in 2009 compared with 18.5% in 2008.

Capital expenditure

Capital expenditure on property, plant and equipment and computer software was $123.0 million (2008: $193.8 million) and the Group realised $12.9 million in cash (2008: $7.9 million) on the disposal of property, plant and equipment. In 2009, net capital expenditure was 0.6 times depreciation (2008: 0.9 times).
Management maintains strict control on capital expenditure, focusing expenditure in support of the Group's strategic priorities and growth objectives and maintaining the Group's high standards with respect to health, safety and the environment. In 2010, capital expenditure is expected to be approximately $175 million.

Net income taxes paid

Net income taxes paid declined substantially to $19.1 million (2008: $84.5 million) because lower profits in certain of the tax jurisdictions in which the Group operates led to lower payments on account to the relevant tax authorities.

Free cash flow

Free cash flow generated in 2009 was $358.0 million, compared with $300.9 million in 2008.
As a result of the change in the Company's dividend policy that came into effect in 2009, the cash outflow on dividends was reduced substantially from $246.2 million to $48.3 million in 2009. Based on the dividend per share for 2009 and the number of ordinary shares currently in issue, annual dividend payments would amount to approximately $88 million.

Acquisitions and disposals

In July 2009, the Group acquired a 100% interest in Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East, and the remaining 40% minority interest in Rolastar Pvt Ltd (in which it acquired a 60% interest in 2008). Goodwill of $21.1 million was recognised on these acquisitions and additional goodwill of $5.7 million was recognised on completion of the initial accounting for businesses acquired in 2008. After taking into account cash and debt acquired, the acquisition of interests in subsidiaries increased net debt by $34.3 million (2008: $65.8 million).  We also invested $2.7 million (2008: $10.4 million) in associates.
During 2009, we received $0.7 million in respect of businesses sold in previous years. During 2008 we realised $124.6 million on the disposal of businesses, principally on the sale of Stant and Standard-Thomson.
Overall, the Group's acquisitions and disposals activity increased net debt by $36.3 million (2008: reduced net debt by $49.9 million).

Net debt

As shown in the following table, net debt decreased by $268.9 million, from $476.4 million to $207.5 million, during 2009.
	2009 $ million	2008 $ million
Opening net debt	(476.4)	(591.5)

Cash generated from operations:
- Before cash outflow on restructurings	601.4	645.0
- Cash outflow on restructurings	(69.3)	(16.3)
Cash generated from operations	532.1	628.7
Capital expenditure	(123.0)	(193.8)
Disposal of property, plant and equipment	12.9	7.9
Trading cash flow	422.0	442.8
Income taxes paid (net)	(19.1)	(84.5)
Interest (net)	(34.3)	(44.3)
Other movements	(10.6)	(13.1)
Free cash flow	358.0	300.9
Ordinary dividends	(48.3)	(246.2)
Acquisitions and disposals (net)	(36.3)	49.9
Ordinary share movements	(1.3)	(4.5)
Foreign currency movements	(3.7)	16.1
Cash movement in net debt	268.4	116.2
Non-cash movement in net debt	0.5	(1.1)
Total movement in net debt	268.9	115.1

Closing net debt	(207.5)	(476.4)
An analysis of the components of the movement in net debt is presented on page 33.

Capital structure

We manage the Group's capital structure with two main objectives: to maximise shareholder value whilst retaining flexibility to take advantage of opportunities that arise to grow the business and to maintain an investment-grade credit rating. Our policy is to fund new investments first from existing cash resources and then from borrowings. It is our intention to maintain surplus undrawn committed borrowing facilities sufficient to enable us to manage the Group's liquidity through the operating and investment cycles.

Borrowings

Borrowing facilities
Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings. We aim to retain sufficient liquidity to maintain our financial flexibility and to preserve our investment grade credit ratings.
The Group has committed borrowing facilities amounting to $1,294.6 million of which $649.6 million was drawn at the end of 2009.
We have two bonds outstanding under our EMTN Programme: £150 million repayable in December 2011 and £250 million repayable in September 2015.
We also have a £400 million multi-currency revolving credit facility that expires in August 2010. At the end of 2009, we had no amounts drawn against this facility. During the year, the maximum amount drawn down on the facility was $136.7 million. During the year, the Group negotiated a $450 million forward-start facility that will commence when the existing facility expires and will itself expire in May 2012.
We include within committed facilities our borrowings under finance leases, which amounted to $4.6 million at the end of 2009.
In addition to our committed facilities, we have uncommitted facilities of $381.2 million (of which we had drawn down $6.0 million at the end of 2009) and we have outstanding performance bonds, letters of credit and bank guarantees amounting to $80.3 million.
Overall, at the end of 2009, we had committed borrowing headroom of $639.0 million (in addition to cash balances of $447.1 million).

	Facility $ million	Drawings $ million	Headroom $ million
Committed facilities
- Bonds	645.0	(645.0)	-
- Credit facility	645.0	-	645.0
- Finance leases	4.6	(4.6)	-
	1,294.6	(649.6)	645.0
Uncommitted facilities
- Credit facilities	381.2	(6.0)	375.2
Total headroom	1,675.8	(655.6)	1,020.2
Less: Uncommitted facilities			(381.2)
Committed (minimum) headroom			639.0

Cash and cash equivalents			445.0
Collateralised cash			2.1
Cash balances			447.1

Levels of borrowing and seasonality
We operate in a wide range of markets and geographical locations and, as a result, there is little seasonality of our borrowing requirements. Fluctuations in the Group's borrowing level are caused principally by the timing of capital expenditure and dividend and interest payments.
During 2009, the principal amount of the Group's borrowings decreased from $755.9 million to $655.5 million and peaked, in May, at $807.6 million.
Borrowing covenants
We are subject to covenants, representations and warranties commonly associated with investment grade borrowings on our issued bonds and on our multi-currency revolving credit facility.
We are subject to two financial covenants under our multi-currency revolving credit facility that are calculated by applying UK GAAP extant as at 31 December 2002 and are therefore unaffected by the transition to IFRS. The ratio of net debt to earnings before interest, tax, depreciation and amortisation must not exceed 2.5 times (at the end of 2009, the ratio was 0.6 times) and the ratio of operating profit to the net interest charge must not be less than 3.0 times (for 2009, the ratio was 5.5 times).

Cash balances

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold our deposits. Similar considerations are given to the Group's portfolio of derivative financial instruments.
At the end of 2009, 94% of the Group's cash balances were held with institutions rated at least A-1 by Standard & Poor's and P-1 by Moody's.

Post-employment benefits

Pensions
 The Group operates a number of defined benefit pension plans, principally in the UK and the US, of which most are funded. At the end of 2009, the net liability recognised in respect of these plans was $200.1 million (2008: $180.6 million).
At the end of 2009, the present value of the benefit obligation was $1,116.0 million (2008: $1,018.1 million). Excluding the effects of currency exchange rate changes, the obligation increased by $58.2 million during 2009. Although a gain of $35.3 million was recognised on the amendments to the plans in the US and Canada, this was outweighed by a net actuarial loss of $101.4 million, which was principally caused by lower discount rates.
At the end of 2009, the fair value of the plan assets was $924.5 million (2008: $862.1 million). Excluding the effect of currency exchange rate changes, the plan assets increased by $20.0 million during 2009. Although the return on plan assets was $44.2 million, benefits paid exceeded contributions made to the plans by $23.9 million.
On an actuarial basis, the net deficit in the plans was $191.5 million (2008: $156.0 million) but for accounting purposes the Group was unable to recognise surpluses on certain of the plans amounting to $8.6 million (2008: $24.6 million).
During 2009, the Group contributed $52.7 million (2008: $45.4 million) to the defined benefit pension plans and expects to contribute approximately $40 million during 2010.

Other benefits
The Group provides other post-employment benefits, principally health and life-insurance cover, to certain of its employees in North America through a number of unfunded plans. At the end of 2009, the liability recognised in respect of these plans was $142.1 million (2008: $147.7 million). Excluding the effect of currency exchange rate changes, the liability fell by $9.2 million. Although a gain of $ 27.7 million was recognised on the amendments to the Gates plan, this was largely offset by a net actuarial loss of $24.0 million, which was principally caused by lower discount rates.

Going concern

As discussed in Section 6, the Group's end markets are expected to remain challenging during 2010. The principal risks and uncertainties that may affect the Group's results, cash flows and financial position are discussed in Section 10.
As stated under the heading 'Borrowings' above, the Group has extended its committed bank funding with a $450 million forward-start committed bank facility that expires in May 2012.
Based on internal forecasts and projections that take into account reasonably possible changes in the Group's trading performance, the Directors believe that the Group has adequate financial resources to continue in operation for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Group's financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for 2010, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

4.  GUIDANCE FOR 2010

Management currently anticipates that during 2010 the following guidance on certain P&L and cash flow items is appropriate. This guidance is approximate only and may be subject to change during the year depending on market and economic conditions.
2010 Guidance
Working capital	Small Improvement
Effective tax rate, %	25%
Net capital expenditure	$175m
Cash defined benefit pension contribution	$40m
Cash restructuring costs under Project Cheetah	$65m
P&L charge under Project Cheetah	$12m

5.  SALES BY END MARKET

Year ended 2 January 2010
	Industrial OE $ million	Industrial replacement $ million	Automotive aftermarket $ million	Automotive OE $ million	Non-residential construction $ million	Residential construction $ million	Other(1) $ million	Total $ million
Industrial & Automotive:
Power Transmission	160.6	248.9	661.9	692.0	-	-	-	1,763.4
Fluid Power	160.6	291.9	135.1	1.1	-	-	-	588.7
Sensors & Valves	14.9	-	65.1	233.6	-	-	-	313.6
Other I&A	218.0	79.6	86.1	11.1	-	-	68.6	463.4
	554.1	620.4	948.2	937.8	-	-	68.6	3,129.1
Building Products:
Air Distribution	-	-	-	-	632.3	241.9	-	874.2
Bathware	-	-	-	-	51.4	88.9	-	140.3
	-	-	-	-	683.7	330.8	-	1,014.5
Total ongoing segments	554.1	620.4	948.2	937.8	683.7	330.8	68.6	4,143.6

Year ended 3 January 2009
	Industrial OE $ million	Industrial replacement $ million	Automotive aftermarket $ million	Automotive OE $ million	Non-residential construction $ million	Residential construction $ million	Other(1) $ million	Total $ million
Industrial & Automotive:
Power Transmission	220.2	344.8	670.7	889.5	-	-	-	2,125.2
Fluid Power	296.3	385.3	148.9	1.8	-	-	-	832.3
Sensors & Valves	15.5	-	86.3	319.2	-	-	-	421.0
Other I&A	281.5	107.7	105.5	18.7	-	-	88.7	602.1
	813.5	837.8	1,011.4	1,229.2	-	-	88.7	3,980.6
Building Products:
Air Distribution	-	-	-	-	795.7	316.6	-	1,112.3
Bathware	-	-	-	-	67.7	140.5	-	208.2
	-	-	-	-	863.4	457.1	-	1,320.5
Total ongoing segments	813.5	837.8	1,011.4	1,229.2	863.4	457.1	88.7	5,301.1

(1)  Other includes manufactured housing and recreational vehicles

6.  END MARKET OUTLOOK FOR 2010

Although a number of our end markets appear to have stabilised, the strength and timing of any recovery remains uncertain.
We expect any recovery to be towards the latter part of the year.
Set out below are our current expectations for our end markets for 2010 compared to 2009. The share of Group sales shown is based on sales of ongoing segments for the 12 months ended 2 January 2010.

Industrial
North America	Europe	Rest of World
( 17.7% of Group sales)	( 4.7% of Group sales)	( 5.9% of Group sales)
North American industrial OE markets are expected to grow gradually by low to mid single digit percentages, benefiting from the ending of destocking and recovery of economic activity. North American industrial replacement markets are expected to grow by mid-single digit percentages.
	Industrial activity in Europe is expected to demonstrate a similar trend to North America.	Industrial activity across the remainder of Tomkins' geographical markets is expected to grow by double digit percentages.
Automotive aftermarket
( 22.9% of Group sales - North America: 12.8%, Europe: 7.2%, Asia: 1.3%, Rest of World: 1.6%)
The automotive aftermarket in North America and Europe is expected to be broadly flat in 2010. In Asia, the aftermarket is expected to grow by high single digit percentages.
Automotive OE
Global ( 22.6% of Group sales)
The global automotive OE market is expected to grow by around 10%, to around 60 million units.
North America	Europe	Rest of World
( 8.8% of Group sales)	( 5.5% of Group sales)	(8.3% of Group sales)
North American automotive OE production is expected to grow from 8.6 million units to around 10.0 million units in 2010.	European automotive OE production is expected to remain flat at around16.5 million units in 2010.	The Group's other major geographical markets comprising China, India and Brazil, are expected to grow from 16.3 million units to around 18.5 million units in 2010.
Non-residential construction
( 16.5% of Group sales)
US non-residential construction is expected to decline by around 10-15% on both a square foot basis and a value basis.
Residential construction
( 8.0% of Group sales)
US residential construction is expected to improve, with housing starts expected to reach around 625,000 units in 2010. In the first half of 2010, housing starts are expected to be broadly flat, with an improvement in the second half of the year.

Other markets include manufactured housing and recreational vehicles and in total account for 1.7% of Group sales.
We believe that the actions of our managers in executing our restructuring plans have positioned the Group well to take advantage of any recovery in our end markets.

Enquiries

Investors:                                                                                              Media:
Sarah Thompson                                                                                Rollo Head / Clare Hunt
Tomkins Corporate Communications                                            Finsbury
Tel +44 (0) 20 8877 5163                                                                  Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk

rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http://www.tomkins.co.uk

7.  KEY PERFORMANCE MEASURES

Background
We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them 'key performance measures'. Some of those measures are termed 'non-GAAP' measures because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.
Adjusted operating profit
Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of our businesses either year on year or with other businesses. During the periods under review, the items excluded from operating profit in arriving at adjusted operating profit were as follows:
a)     the amortisation of intangible assets arising on acquisitions;
b)     impairments, comprising impairments of goodwill and intangible assets arising on acquisitions and material impairments of other assets;
c)     restructuring costs;
d)     the net gain or loss on disposals and on the exit of businesses; and
e)     in 2009, the gain recognised on amendments to certain post-employment benefit plans in North America.
Adjusted operating profit is the measure of segment profit that we present under IFRS. However, when presented on a consolidated basis, adjusted operating profit is a non-GAAP measure. A reconciliation of operating profit to adjusted operating profit for the Group's continuing operations is presented on page 17.
Adjusted operating margin
Adjusted operating margin represents adjusted operating profit expressed as a percentage of sales. Adjusted operating margin is a non-GAAP measure when presented on a consolidated basis.
Underlying change in sales and adjusted operating profit
We define the underlying change in a performance measure as the year-on-year change excluding the effect of exchange rate fluctuations on the translation into US dollars of the results of certain of the Group's operations and the contribution before organic growth of businesses that were acquired or disposed of during the current and prior years. Underlying changes in sales and adjusted operating profit are non-GAAP measures. Reconciliations identifying the underlying change in sales and adjusted operating profit of the Group's continuing operations are presented on page 18.
Adjusted EPS
Adjusted EPS is a non-GAAP measure that is based on earnings from continuing operations adjusted for the specific items excluded from operating profit in arriving at adjusted operating profit and the tax effects of those items. We calculate adjusted basic and diluted earnings per share using the average number of shares that would be used in calculating the equivalent measures under IFRS as described in note 10 to the accompanying financial information.
Trading cash flow (previously referred to as 'operating cash flow')
Trading cash flow is a non-GAAP measure that represents cash generated from operations less net capital expenditure (cash outflows on the purchase of property, plant and equipment and non-integral computer software, less proceeds from the disposal of property, plant and equipment). A reconciliation of cash generated from operations to trading cash flow is presented in the analysis of the movement in net debt on page 19.
Cash conversion
Cash conversion is a non-GAAP measure that represents trading cash flow before cash outflows relating to restructuring projects, expressed as a percentage of adjusted operating profit.
Average operating working capital as a percentage of sales
Average operating working capital (the thirteen-month average of operating working capital) expressed as a percentage of sales.
Net capital expenditure : depreciation
Net capital expenditure expressed as a multiple of the depreciation expense for property, plant and equipment and the amortisation expense for non-integral computer software.
Free cash flow
Free cash flow is a non-GAAP measure that represents trading cash flow net of cash flows in relation to tax, interest and certain other items (principally dividends received from associates and cash flows involving minority shareholders). A reconciliation of cash generated from operations to free cash flow is presented in the analysis of the movement in net debt on page 19.
Net debt
Net debt represents the net total of bank overdrafts, bank and other loans, finance lease obligations and the carrying amount of derivatives used to hedge translational exposures, less cash and cash equivalents and collateralised cash (included in trade and other receivables). An analysis of net debt is presented in note 12 to the accompanying financial information.

8.  SUPPLEMENTARY RECONCILIATIONS
Continuing operations - Reconciliation of operating profit to adjusted operating profit
2009
	Operating profit/(loss) $ million	Amortisation of intangibles arising on acquisitions $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Impairments $ million	Gain on amendment of post-employment benefits $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
- Power Transmission	143.0	0.3	75.6	-	23.2	(29.7)	212.4
- Fluid Power	(22.8)	3.9	26.0	-	12.5	(31.4)	(11.8)
- Sensors & Valves	(3.5)	0.4	3.2	-	-	-	0.1
- Other I&A	13.8	0.7	12.2	(0.3)	0.7	(1.7)	25.4
	130.5	5.3	117.0	(0.3)	36.4	(62.8)	226.1
Building Products:
- Air Distribution	48.2	5.9	5.1	-	18.6	-	77.8
- Bathware	(12.8)	-	1.6	-	2.5	-	(8.7)
	35.4	5.9	6.7	-	21.1	-	69.1
Corporate	(48.2)	-	0.5	0.1	15.5	(0.2)	(32.3)
Total ongoing segments	117.7	11.2	124.2	(0.2)	73.0	(63.0)	262.9
Exited segments	(33.0)	-	19.9	-	-	-	(13.1)
Continuing operations	84.7	11.2	144.1	(0.2)	73.0	(63.0)	249.8

2008
	Operating profit/(loss) $ million	Amortisation of intangibles arising on acquisitions $ million	Restructuring costs $ million	(Gain)/loss on disposals and on the exit of businesses $ million	Impairments $ million	Gain on amendment of post-employment benefits $ million	Adjusted operating profit/(loss) $ million
Industrial & Automotive:
- Power Transmission	(70.6)	0.3	13.8	-	284.6	-	228.1
- Fluid Power	29.0	3.6	1.9	-	11.7	-	46.2
- Sensors & Valves	27.7	0.6	0.2	-	1.1	-	29.6
- Other I&A	41.6	0.7	3.2	-	-	-	45.5
	27.7	5.2	19.1	-	297.4	-	349.4
Building Products:
- Air Distribution	61.2	5.4	3.6	-	34.0	-	104.2
- Bathware	(14.2)	-	2.2	0.2	-	-	(11.8)
	47.0	5.4	5.8	0.2	34.0	-	92.4
Corporate	(37.3)	-	0.3	-	-	-	(37.0)
Ongoing segments	37.4	10.6	25.2	0.2	331.4	-	404.8
Exited segments	29.5	-	0.8	(43.2)	11.0	-	(1.9)
Continuing operations	66.9	10.6	26.0	(43.0)	342.4	-	402.9

Continuing operations - Underlying change in sales and adjusted operating profit
2009 compared with 2008
	2008 $ million	Exchange rate effect $ million	Disposals $ million	Like- for- like basis $ million	Acquisitions $ million	Underlying change $ million	2009 $ million	Underlying change(1) %
Sales
Industrial & Automotive:
- Power Transmission	2,125.2	(150.6)	-	1,974.6	-	(211.2)	1,763.4	(10.7)%
- Fluid Power	832.3	(34.1)	-	798.2	14.2	(223.7)	588.7	(28.0)%
- Sensors & Valves	421.0	(42.8)	-	378.2	-	(64.6)	313.6	(17.1)%
- Other I&A	602.1	(4.5)	-	597.6	-	(134.2)	463.4	(22.5)%
	3,980.6	(232.0)	-	3,748.6	14.2	(633.7)	3,129.1	(16.9)%
Building Products:
- Air Distribution	1,112.3	(14.8)	-	1,097.5	12.2	(235.5)	874.2	(21.5)%
- Bathware	208.2	-	-	208.2	-	(67.9)	140.3	(32.6)%
	1,320.5	(14.8)	-	1,305.7	12.2	(303.4)	1,014.5	(23.2)%
Total ongoing segments	5,301.1	(246.8)	-	5,054.3	26.4	(937.1)	4,143.6	(18.5)%
Exited segments	214.8	(0.6)	(79.5)	134.7	-	(98.2)	36.5	(72.9)%
Continuing operations	5,515.9	(247.4)	(79.5)	5,189.0	26.4	(1,035.3)	4,180.1	(20.0)%

Adjusted operating profit
Industrial & Automotive:
- Power Transmission	228.1	(14.4)	-	213.7	-	(1.3)	212.4	(0.6)%
- Fluid Power	46.2	(0.5)	-	45.7	(1.3)	(56.2)	(11.8)	(123.0)%
- Sensors & Valves	29.6	(4.0)	-	25.6	-	(25.5)	0.1	(99.6)%
- Other I&A	45.5	(0.6)	-	44.9	-	(19.5)	25.4	(43.4)%
	349.4	(19.5)	-	329.9	(1.3)	(102.5)	226.1	(31.1)%
Building Products:
- Air Distribution	104.2	(1.6)	-	102.6	(0.3)	(24.5)	77.8	(23.9)%
- Bathware	(11.8)	-	-	(11.8)	-	3.1	(8.7)	26.3%
	92.4	(1.6)	-	90.8	(0.3)	(21.4)	69.1	(23.6)%
Corporate	(37.0)	-	-	(37.0)	-	4.7	(32.3)	12.7%
Total ongoing segments	404.8	(21.1)	-	383.7	(1.6)	(119.2)	262.9	(31.1)%
Exited segments	(1.9)	-	(10.3)	(12.2)	-	(0.9)	(13.1)	7.4%
Continuing operations	402.9	(21.1)	(10.3)	371.5	(1.6)	(120.1)	249.8	(32.3)%
(1)      The underlying percentage change is the underlying change as a percentage of the like-for-like basis.

Analysis of movements in net debt
	2009 $ million	2008 $ million
Cash generated from operations:
- Before cash outflow on restructurings	601.4	645.0
- Cash outflow on restructurings	(69.3)	(16.3)
Cash generated from operations	532.1	628.7
Capital expenditure:
- Purchase of property, plant and equipment	(115.2)	(183.2)
- Purchase of computer software	(7.8)	(10.6)
	(123.0)	(193.8)
Disposal of property, plant and equipment	12.9	7.9
Trading cash flow	422.0	442.8
Tax:
- Income taxes paid	(50.3)	(116.3)
- Income taxes received	31.2	31.8
	(19.1)	(84.5)
Interest and preference dividends:
- Interest element of finance lease rental payments	(0.4)	(0.5)
- Interest received	3.6	11.2
- Interest paid	(37.5)	(55.0)
	(34.3)	(44.3)
Other movements:
- Capitalisation of development costs	(0.6)	(0.6)
- Dividends received from associates	0.3	0.6
- Financing costs paid	(6.3)	-
- Investment by a minority shareholder in a subsidiary	4.7	0.4
- Dividend paid to a minority shareholder in a subsidiary	(8.7)	(13.5)
	(10.6)	(13.1)
Free cash flow	358.0	300.9
Ordinary dividends	(48.3)	(246.2)
Acquisitions and disposals:
- Purchase of subsidiaries, net of cash acquired	(26.5)	(65.0)
- Sales of businesses and subsidiaries, net of cash disposed	0.7	124.6
- Purchase of available-for-sale investments	-	(0.1)
- Sale of available-for-sale investments	-	1.6
- Debt acquired on acquisition of subsidiaries	(7.8)	(0.8)
- Investment in associates	(2.7)	(10.4)
	(36.3)	49.9
Ordinary share movements:
- Issue of ordinary shares	0.1	0.2
- Purchase of own shares	(1.4)	(4.7)
	(1.3)	(4.5)
Foreign currency movements:
- Cash and cash equivalents	4.8	(21.2)
- Other net debt	(48.1)	215.9
- Receipts/(payments) on foreign currency derivatives	39.6	(178.6)
	(3.7)	16.1
Cash movement in net debt	268.4	116.2
Non-cash movements	0.5	(1.1)
Decrease in net debt	268.9	115.1

9.  FINANCIAL INFORMATION

Consolidated income statement

	Note	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Continuing operations
Sales	2	4,180.1	5,515.9
Cost of sales		(2,995.9)	(4,023.7)
Gross profit		1,184.2	1,492.2
Distribution costs		(464.8)	(584.5)
Administrative expenses		(480.4)	(513.3)
Impairments	3	(73.0)	(342.4)
Restructuring costs	4	(144.1)	(26.0)
Net gain on disposals and on the exit of businesses	4	0.2	43.0
Gain on amendment of post-employment benefits	5	63.0	-
Share of loss of associates		(0.4)	(2.1)
Operating profit		84.7	66.9

Interest payable	6	(113.2)	(137.8)
Investment income	7	67.2	87.8
Other finance expense	8	(0.3)	(25.0)
Net finance costs		(46.3)	(75.0)
Profit/(loss) before tax		38.4	(8.1)
Income tax expense	9	(28.5)	(38.4)
Profit/(loss) for the period from continuing operations		9.9	(46.5)

Discontinued operations
Loss for the period from discontinued operations		(3.9)	-
Profit/(loss) for the period		6.0	(46.5)
Minority interests		(21.6)	(18.1)
Loss for the period attributable to equity shareholders		(15.6)	(64.6)

Reconciliation of operating profit to adjusted operating profit
Operating profit		84.7	66.9
Adjustments:
- Amortisation of intangible assets arising on acquisitions		11.2	10.6
- Impairments	3	73.0	342.4
- Restructuring costs	4	144.1	26.0
- Net gain on disposals and on the exit of businesses	4	(0.2)	(43.0)
- Gain on amendment of post-employment benefits	5	(63.0)	-
Adjusted operating profit		249.8	402.9

Loss per share	10
Basic
Continuing operations		(1.33)c	(7.34)c
Discontinued operations		(0.44)c	- c
Total operations		(1.77)c	(7.34)c

Diluted
Continuing operations		(1.33)c	(7.34)c
Discontinued operations		(0.44)c	- c
Total operations		(1.77)c	(7.34)c

Adjusted earnings per share	10
Basic		14.86 c	26.03 c
Diluted		14.81 c	25.96 c

Dividends per ordinary share	11	10.00 c	13.02 c
*
See note 1
Consolidated statement of comprehensive income

	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Profit/(loss) for the period	6.0	(46.5)
Other comprehensive loss
Foreign currency translation:
- Currency translation differences on foreign operations:
Subsidiaries	81.5	(211.7)
Associates	0.8	(3.2)
- (Loss)/gain on net investment hedges	(3.1)	57.2
- Reclassification to profit or loss of currency translation loss on foreign operations sold	-	6.7
	79.2	(151.0)
Available-for-sale investments:
- Gain/(loss) arising in the period	0.4	(1.0)
- Reclassification to profit or loss of gain on investments sold	-	(1.2)
	0.4	(2.2)
Post-employment benefits:
- Net actuarial loss	(143.8)	(98.8)
- Effect of the asset ceiling	18.6	12.3
	(125.2)	(86.5)
Other comprehensive loss before tax	(45.6)	(239.7)
Income tax benefit on components of other comprehensive loss	26.3	14.3
Other comprehensive loss after tax	(19.3)	(225.4)

Comprehensive loss for the period	(13.3)	(271.9)

Attributable to:
- Equity shareholders in Tomkins plc	(36.8)	(288.3)
- Minority shareholders in subsidiaries	23.5	16.4
	(13.3)	(271.9)
*
See note 1

Consolidated CASH FLOW statement

	Note	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Operating activities
Cash generated from operations	12	532.1	628.7
Income taxes paid		(50.3)	(116.3)
Income taxes received		31.2	31.8
Net cash inflow from operating activities		513.0	544.2

Investing activities
Purchase of property, plant and equipment		(115.2)	(183.2)
Purchase of computer software		(7.8)	(10.6)
Capitalisation of development costs		(0.6)	(0.6)
Disposal of property, plant and equipment		12.9	7.9
Purchase of available-for-sale investments		-	(0.1)
Sale of available-for-sale investments		-	1.6
Investment in associates		(2.7)	(10.4)
Purchase of interests in subsidiaries, net of cash acquired		(26.5)	(65.0)
Sale of businesses and subsidiaries, net of cash disposed		0.7	124.6
Interest received		3.6	11.2
Dividends received from associates		0.3	0.6
Net cash outflow from investing activities		(135.3)	(124.0)

Financing activities
Issue of ordinary shares		0.1	0.2
Draw-down of bank and other loans		2.8	114.6
Repayment of bank and other loans		(164.4)	(15.6)
Receipts/(payments) on foreign currency derivatives		39.6	(178.6)
Capital element of finance lease rental payments		(2.8)	(2.8)
Interest element of finance lease rental payments		(0.4)	(0.5)
Decrease in collateralised cash		2.1	0.7
Purchase of own shares		(1.4)	(4.7)
Interest paid		(37.5)	(55.0)
Financing costs paid		(6.3)	-
Equity dividend paid		(48.3)	(246.2)
Investment by a minority shareholder in a subsidiary		4.7	0.4
Dividend paid to a minority shareholder in a subsidiary		(8.7)	(13.5)
Net cash outflow from financing activities		(220.5)	(401.0)

Increase in cash and cash equivalents		157.2	19.2
Net cash and cash equivalents at the beginning of the period		278.2	280.2
Foreign currency translation		4.8	(21.2)
Net cash and cash equivalents at the end of the period		440.2	278.2

Analysis of net cash and cash equivalents:		Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Cash and cash equivalents		445.0	291.9
Bank overdrafts		(4.8)	(13.7)
		440.2	278.2
As at 2 January 2010, the Group's net debt was $207.5 million (3 January 2009: $476.4 million).
A reconciliation of the change in net cash and cash equivalents to the movement in net debt is presented in note 12.

Consolidated BALANCE SHEET

	Note	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Non-current assets
Goodwill	13	436.0	415.9
Other intangible assets	13	78.0	108.8
Property, plant and equipment	14	1,122.8	1,167.3
Investments in associates		20.6	20.3
Trade and other receivables	15	81.1	105.9
Deferred tax assets		82.9	64.8
Post-employment benefit surpluses	18	1.3	5.3
		1,822.7	1,888.3
Current assets
Inventories		590.8	772.4
Trade and other receivables	15	753.0	769.7
Income tax recoverable		49.0	47.6
Available-for-sale investments		1.2	0.8
Cash and cash equivalents		445.0	291.9
		1,839.0	1,882.4
Assets held for sale		11.9	-
Total assets		3,673.6	3,770.7

Current liabilities
Bank overdrafts		(4.8)	(13.7)
Bank and other loans		(11.2)	(29.5)
Obligations under finance leases		(1.0)	(1.5)
Trade and other payables	16	(677.6)	(650.1)
Income tax liabilities		(15.2)	(17.9)
Provisions	17	(100.3)	(48.8)
		(810.1)	(761.5)
Non-current liabilities
Bank and other loans		(687.3)	(762.9)
Obligations under finance leases		(3.6)	(5.4)
Trade and other payables	16	(27.1)	(51.6)
Post-employment benefit obligations	18	(343.5)	(333.6)
Deferred tax liabilities		(25.3)	(29.7)
Income tax liabilities		(79.5)	(63.5)
Provisions	17	(19.2)	(23.2)
		(1,185.5)	(1,269.9)
Total liabilities		(1,995.6)	(2,031.4)
Net assets		1,678.0	1,739.3

Capital and reserves
Share capital		79.6	79.7
Share premium account		799.2	799.1
Other reserves		819.7	736.2
Accumulated deficit		(161.9)	(4.2)
Shareholders' equity		1,536.6	1,610.8
Minority interests		141.4	128.5
Total equity		1,678.0	1,739.3

consolidated statement of changes in equity

	Shareholders' equity

	Share capital $ million	Share premium account $ million	Other reserves $ million	Restated* (Accumulated deficit)/ retained profit $ million	Total $ million	Minority interests $ million	Total equity $ million
As at 30 December 2007	65.5	679.4	1,013.4	379.5	2,137.8	117.0	2,254.8
Year ended 3 January 2009
(Loss)/profit for the period	-	-	-	(64.6)	(64.6)	18.1	(46.5)
Other comprehensive loss	-	-	(150.9)	(72.8)	(223.7)	(1.7)	(225.4)
Total comprehensive (loss)/income	-	-	(150.9)	(137.4)	(288.3)	16.4	(271.9)
Other changes in equity:
- Change of functional currency	22.6	112.4	(135.0)	-	-	-	-
- Issue of ordinary shares	-	0.2	-	-	0.2	-	0.2
- Redenomination of ordinary share capital	(8.4)	7.1	1.3	-	-	-	-
- Dividends paid on ordinary shares	-	-	-	(246.2)	(246.2)	-	(246.2)
- Purchase of own shares	-	-	(4.7)	-	(4.7)	-	(4.7)
- Transfer of own shares	-	-	12.1	(12.1)	-	-	-
- Cost of share-based incentives	-	-	-	12.0	12.0	-	12.0
- Dividends paid to minority shareholders	-	-	-	-	-	(13.5)	(13.5)
- Shares issued by a subsidiary to minority shareholders	-	-	-	-	-	0.4	0.4
- Minority interest on acquisition of a subsidiary	-	-	-	-	-	8.2	8.2
	14.2	119.7	(126.3)	(246.3)	(238.7)	(4.9)	(243.6)
As at 3 January 2009	79.7	799.1	736.2	(4.2)	1,610.8	128.5	1,739.3

Year ended 2 January 2010
Profit/(loss) for the period	-	-	-	(15.6)	(15.6)	21.6	6.0
Other comprehensive (loss)/income	-	-	76.7	(97.9)	(21.2)	1.9	(19.3)
Total comprehensive (loss)/income	-	-	76.7	(113.5)	(36.8)	23.5	(13.3)
Other changes in equity:
- Cancellation of deferred shares	(0.1)	-	0.1	-	-	-	-
- Issue of ordinary shares	-	0.1	-	-	0.1	-	0.1
- Dividends paid on ordinary shares	-	-	-	(48.3)	(48.3)	-	(48.3)
- Purchase of own shares	-	-	(1.4)	-	(1.4)	-	(1.4)
- Transfer of own shares	-	-	8.1	(8.1)	-	-	-
- Cost of share-based incentives (including a tax benefit of $0.9 million)	-	-	-	12.2	12.2	-	12.2
- Dividends paid to minority shareholders	-	-	-	-	-	(8.7)	(8.7)
- Purchase of a minority shareholding	-	-	-	-	-	(6.6)	(6.6)
- Shares issued by a subsidiary to minority shareholders	-	-	-	-	-	4.7	4.7
	(0.1)	0.1	6.8	(44.2)	(37.4)	(10.6)	(48.0)
As at 2 January 2010	79.6	799.2	819.7	(161.9)	1,536.6	141.4	1,678.0

*
See note 1

1       Basis of Preparation
The financial information on pages 21 to 38 is derived from the Group's consolidated financial statements for the year ended 2 January 2010 that have been prepared on a going concern basis in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the European Union and, except with regard to certain financial instruments, under the historical cost convention.
From the Group's perspective, there are no applicable differences between IFRS adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.
At the beginning of the current period, the Group adopted the following accounting pronouncements that are relevant to its operations, none of which had any significant impact on its results or financial position:
  IAS 1 Revised (2007) 'Presentation of Financial Statements'.
  IAS 23 Revised (2007) 'Borrowing Costs'.
  Amendment to IFRS 2 'Share-based Payment - Vesting Conditions and Cancellations'.
  Amendments to IFRS 7 'Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments'.
  'Improvements to IFRSs 2008', except where adoption of an improvement is not permitted without also adopting early IAS 27 Revised (2008) 'Consolidated and Separate Financial Statements'.
  IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'.
Retrospective application of the amendment to IFRS 2 had the effect of increasing administrative expenses by $0.5 million to $513.3 million in 2008 and there was a corresponding increase in the credit to equity in relation to share-based incentives (there were no tax effects). In 2008, the loss per share from continuing operations was increased by 0.05 cents to 7.34 cents. Prior year balance sheets were not affected by this change of accounting policy.
The financial information does not constitute full accounts within the meaning of section 434 of the Companies Act 2006 or contain sufficient information to comply with IFRS disclosure requirements.
The Company's auditors, Deloitte LLP, have given an unqualified report on the Group's consolidated financial statements for the year ended 2 January 2010, which does not contain any statement under section 498 of the Companies Act 2006. Subject to approval by shareholders, the financial statements will be filed with the Registrar of Companies following the Company's Annual General Meeting on 1 June 2010.
2       Segment information - Continuing operations
a)      Background
The Group's operating segments are identified by grouping together businesses that manufacture similar products, as this is the basis on which information is provided to the Board for the purposes of allocating resources within the Group and assessing the performance of the Group's businesses.
During 2009, the Group substantially completed its long-term programme of disposing of or exiting its non-core businesses and changes were made to the Group's internal reporting structure to assist the Board in focusing on the performance of the Group's ongoing businesses. Distinction is now drawn between those of the Group's continuing operations that are ongoing and those that have been exited but do not meet the conditions to be classified as discontinued operations. The following changes were made that are relevant to this financial information:
  the Stant and Standard-Thomson businesses that were sold in 2008 were removed from the Fluid Systems segment and are now presented as a separate segment named Caps & Thermostats;
  the remainder of the Fluid Systems segment was renamed Sensors & Valves;
  the Air Systems Components segment was renamed Air Distribution;
  the Philips Doors and Windows business that is to be closed during 2009 was removed from the Other Building Products segment and is now presented as a separate segment named Doors & Windows; and
  the remainder of the Other Building Products segment was renamed Bathware.
Also during 2009, the Group's Water Pumps business was transferred from Other Industrial & Automotive to Power Transmission.
Comparative information for 2008 has been re-presented to reflect these changes.
B)      MEASURE OF SEGMENT PROFIT OR LOSS
The Board uses adjusted operating profit to measure the profitability of each segment. Adjusted operating profit is therefore the measure of segment profit or loss presented in the Group's segment disclosures.
Adjusted operating profit represents operating profit before specific items that are considered to hinder comparison of the trading performance of the Group's businesses either year on year or with other businesses.
During the periods under review, the items excluded from operating profit in arriving at adjusted operating profit were as follows:
  the amortisation of intangible assets arising on acquisitions;
  impairments, comprising impairments of goodwill and intangible assets arising on acquisitions and material impairments of other assets;
  restructuring costs;
  the net gain or loss on disposals and on the exit of businesses; and
  in 2009, the gain recognised on amendments to certain post-employment benefit plans in North America.
 2       Segment information - Continuing operations (continued)
a)      Sales and adjusted operating profit - continuing operations
Segment information about the Group's continuing operations is presented below.
		Sales	Adjusted operating profit/(loss)
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	1,763.4	2,125.2	212.4	228.1
- Fluid Power	588.7	832.3	(11.8)	46.2
- Sensors & Valves	313.6	421.0	0.1	29.6
- Other Industrial & Automotive	463.4	602.1	25.4	45.5
	3,129.1	3,980.6	226.1	349.4
Building Products:
- Air Distribution	874.2	1,112.3	77.8	104.2
- Bathware	140.3	208.2	(8.7)	(11.8)
	1,014.5	1,320.5	69.1	92.4
Corporate	-	-	(32.3)	(37.0)
Total ongoing	4,143.6	5,301.1	262.9	404.8

Segments exited or to be exited
Industrial & Automotive:
- Caps & Thermostats	-	80.2	-	10.3
Building Products:
- Doors & Windows	36.5	134.6	(13.1)	(12.2)
Total exited or to be exited	36.5	214.8	(13.1)	(1.9)

Total continuing operations	4,180.1	5,515.9	249.8	402.9

By origin
US	2,172.9	2,947.6	105.3	181.4
UK	297.0	399.6	4.7	(5.0)
Rest of Europe	603.5	787.2	29.4	55.9
Rest of the world	1,106.7	1,381.5	110.4	170.6
	4,180.1	5,515.9	249.8	402.9
By destination
US	2,358.9	3,178.7
UK	87.3	129.0
Rest of Europe	665.8	864.9
Rest of the world	1,068.1	1,343.3
	4,180.1	5,515.9
*
See note 1
Inter-segment sales were not significant.

2       Segment information - Continuing operations (continued)
Reconciliation of adjusted operating profit to profit/(loss) before tax:	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Adjusted operating profit	249.8	402.9
Amortisation of intangible assets arising on acquisitions	(11.2)	(10.6)
Impairments (see note 3)	(73.0)	(342.4)
Restructuring costs (see note 4)	(144.1)	(26.0)
Net gain on disposals and on the exit of businesses (see note 4)	0.2	43.0
Gain on amendment of post-employment benefits (see note 5)	63.0	-
Operating profit	84.7	66.9
Net finance costs	(46.3)	(75.0)
Profit/(loss) before tax	38.4	(8.1)
*
See note 1
3       Impairments
In 2009, the Group recognised impairments amounting to $73.0 million, comprising $18.9 million on goodwill and intangible assets arising on acquisitions, $38.6 million on assets that have become impaired as a consequence of the Group's restructuring initiatives and $15.5 million on receivables held in relation to the disposal of businesses in previous years.
In 2008, impairments amounted to $342.4 million, of which $228.6 million related to goodwill and $113.8 million to property, plant and equipment, which largely resulted from the significant deterioration during 2008 of the North American automotive OE and US residential construction markets.
	Year ended 2 January 2010					Year ended 3 January 2009
	Goodwill $ million	Other intangible assets $ million	Property, plant and equipment $ million	Long-term receivables $ million	Total $ million	Goodwill $ million	Property, plant and equipment $ million	Total $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	-	9.3	13.9	-	23.2	194.6	90.0	284.6
- Fluid Power	-	3.0	9.5	-	12.5	-	11.7	11.7
- Sensors & Valves	-	-	-	-	-	-	1.1	1.1
- Other Industrial & Automotive	-	-	0.7	-	0.7	-	-	-
	-	12.3	24.1	-	36.4	194.6	102.8	297.4
Building Products:
- Air Distribution	8.7	9.7	0.2	-	18.6	34.0	-	34.0
- Bathware	-	-	2.5	-	2.5	-	-	-
	8.7	9.7	2.7	-	21.1	34.0	-	34.0
Corporate	-	-	-	15.5	15.5	-	-	-
Total ongoing	8.7	22.0	26.8	15.5	73.0	228.6	102.8	331.4

Segments exited or to be exited
Building Products:
- Doors & Windows	-	-	-	-	-	-	11.0	11.0
Total exited or to be exited	8.7	22.0	26.8	15.5	73.0	-	11.0	11.0

Total continuing operations	8.7	22.0	26.8	15.5	73.0	228.6	113.8	342.4

4       Restructuring Initiatives
A)      Restructuring costs
Restructuring costs recognised during 2009 principally arose in relation to the restructuring of the Group's manufacturing operations under projects 'Eagle' and 'Cheetah'. In particular:
          in Industrial & Automotive, the cessation of Power Transmission's manufacturing operations in Aachen, Germany, and the closures of its powder metal facility at Mississauga, Ontario, scheduled for 2010, its pulley and tensioner facility at London, Ontario, and FormFlo in the UK; the cessation of Fluid Power's hose manufacturing activities in Erembodegem, Belgium and the substantial closure of its assembly facility at St Neots, UK; and, in Other Industrial & Automotive, the closure of Ideal's manufacturing facility at St. Augustine, Florida and the rationalisation of Dexter's manufacturing facilities; and
          in Building Products, the closure of the Philips Doors and Windows business.
In 2008, restructuring costs principally related to the closure of Power Transmission's facility at Moncks Corner, South Carolina, further rationalisation of the Lasco Bathware business in the US and the closure of Hart & Cooley's production facility at Tucson, Arizona, and further costs associated with outsourcing of IT services that began in 2007.
B)      Disposals and exit of businesses
In 2009, the Group recognised a net gain of $0.2 million in relation to the disposal of businesses in prior years.
In 2008, the Group recognised a gain of $43.2 million on the disposal of Stant and Standard-Thomson.
	Year ended 2 January 2010			Year ended 3 January 2009
	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million	Restructuring costs $ million	Disposals and exit of businesses $ million	Total $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	(75.6)	-	(75.6)	(13.8)	-	(13.8)
- Fluid Power	(26.0)	-	(26.0)	(1.9)	-	(1.9)
- Sensors & Valves	(3.2)	-	(3.2)	(0.2)	-	(0.2)
- Other Industrial & Automotive	(12.2)	0.3	(11.9)	(3.2)	-	(3.2)
	(117.0)	0.3	(116.7)	(19.1)	-	(19.1)
Building Products:
- Air Distribution	(5.1)	-	(5.1)	(3.6)	-	(3.6)
- Bathware	(1.6)	-	(1.6)	(2.2)	(0.2)	(2.4)
	(6.7)	-	(6.7)	(5.8)	(0.2)	(6.0)
Corporate	(0.5)	(0.1)	(0.6)	(0.3)	-	(0.3)
Total ongoing	(124.2)	0.2	(124.0)	(25.2)	(0.2)	(25.4)

Segments exited or to be exited
Industrial & Automotive:
- Caps & Thermostats	-	-	-	-	43.2	43.2
Building Products:
- Doors & Windows	(19.9)	-	(19.9)	(0.8)	-	(0.8)
Total exited or to be exited	(19.9)	-	(19.9)	(0.8)	43.2	42.4

Total continuing operations	(144.1)	0.2	(143.9)	(26.0)	43.0	17.0
 5       Gain on amendment of post-employment benefits
With effect from 30 September 2009, the Group closed its principal defined benefit pension plans in the US and Canada to future service accrual and the deferred pension benefits accrued under those plans were frozen based on the pensionable salaries of participating employees at that date. In addition, the Group closed the Gates post-retirement healthcare plan in the US to employees who had not retired by 31 December 2009 and reduced the benefits payable to existing beneficiaries.
As a result of these amendments, the Group recognised a gain of $63.0 million in 2009, of which $35.3 million related to pensions and $27.7 million to healthcare benefits.
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Ongoing segments
Industrial & Automotive:
- Power Transmission	29.7	-
- Fluid Power	31.4	-
- Other Industrial & Automotive	1.7	-
	62.8	-
Corporate	0.2	-
	63.0	-
6       Interest payable
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Interest on bank overdrafts and loans	38.9	53.9
Interest element of finance lease rentals	0.4	0.5
Other interest payable	3.9	5.0
	43.2	59.4
Post employment benefits:
- Interest cost on benefit obligation	70.0	78.4
	113.2	137.8
7       Investment income
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Interest on bank deposits	2.7	9.6
Other interest receivable	1.9	2.7
	4.6	12.3
Post employment benefits:
- Expected return on plan assets	62.6	75.5
	67.2	87.8
8       Other finance expense
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Hedging activities:
- (Loss)/gain on derivatives in designated hedging relationships	(1.0)	0.1
- Gain/(loss) on derivatives classified as held for trading	2.3	(2.1)
- Currency translation loss on hedging instruments	(1.6)	(17.9)
	(0.3)	(19.9)
Other items:
- Loss on embedded derivatives	-	(5.1)
	(0.3)	(25.0)
Other finance expense from hedging activities represents fair value gains and losses arising on instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.
Other finance expense is wholly attributable to continuing operations.
9       Income tax expense
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Current tax
- UK	0.7	(13.4)
- Overseas	41.0	50.6
	41.7	37.2
Deferred tax	(13.7)	1.2
Income tax expense for the period	28.0	38.4

Continuing operations	28.5	38.4
Discontinued operations	(0.5)	-
	28.0	38.4
10     Loss per share
a)      Basic and diluted loss per share
Basic loss per share is calculated by dividing the profit or loss for the period attributable to equity shareholders by the weighted average number of the Company's ordinary shares in issue during the period. The weighted average number of the Company's ordinary shares in issue during the period excludes 3,962,756 shares (2008: 4,002,675 shares), being the weighted average number of own shares held during the period.
Diluted loss per share takes into account the dilutive effect of potential ordinary shares. The weighted average number of the Company's ordinary shares used in the calculation of diluted loss per share excludes the effect of:
          options and awards over 16,091,420 shares (2008: 19,080,654 shares) whose exercise prices exceeded the average market price of the Company's ordinary shares during the period and were therefore anti-dilutive; and
          options and awards over 2,793,494 shares (2008: 2,265,568 shares) whose exercise prices were exceeded by the average market price of the Company's ordinary shares during the period and were therefore theoretically dilutive but were not taken into account in the calculation of diluted loss per share because the Group incurred a loss in the period.
	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Continuing operations
Profit/(loss) for the period	9.9	(46.5)
Minority interests	(21.6)	(18.1)
Loss for calculating basic and diluted loss per share	(11.7)	(64.6)

Discontinued operations
Loss for the period, being loss for calculating basic and diluted loss per share	(3.9)	-

Continuing and discontinued operations
Profit/(loss) for the period	6.0	(46.5)
Minority interests	(21.6)	(18.1)
Loss for calculating basic and diluted loss per share	(15.6)	(64.6)

Weighted average number of ordinary shares
For calculating basic and diluted loss per share	880,799,900	879,727,725
*
See note 1

10     Loss per share (continued)
b)      Adjusted earnings per share
Adjusted earnings per share is based on the profit or loss for the period from continuing operations adjusted for the specific items excluded from operating profit in arriving at adjusted operating profit and the tax effect of those items.
	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Continuing operations
Loss for calculating basic loss per share	(11.7)	(64.6)
Adjusted for:
- Amortisation of intangibles arising on acquisitions	11.2	10.6
- Impairments (see note 3)	73.0	342.4
- Restructuring costs (see note 4)	144.1	26.0
- Net gain on disposals and on the exit of businesses (see note 4)	(0.2)	(43.0)
- Gain on amendment of post-employment benefits (see note 5)	(63.0)	-
- Taxation on adjustments to earnings	(22.5)	(42.4)
Earnings for calculating adjusted basic and diluted earnings per share	130.9	229.0

Weighted average number of ordinary shares
For calculating adjusted basic earnings per share	880,799,900	879,727,725
Effect of dilutive potential ordinary shares:
- Employee share options and awards	2,793,494	2,265,568
For calculating adjusted diluted earnings per share	883,593,394	881,993,293
*
See note 1
11     Dividends on Ordinary shares
	Year ended 2 January 2010 per share	Year ended 3 January 2009 per share
Paid or proposed in respect of the period
Interim dividend	3.50c	11.02c
Final dividend	6.50c	2.00c
	10.00c	13.02c

	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Recognised in the period
Interim dividend for the period of 3.50c (2008: 11.02c) per share	30.9	97.1
Final dividend for the prior period of 2.00c (2008: 16.66c) per share	17.4	149.1
	48.3	246.2
The Directors propose a final dividend for 2009 of 6.50c per share that, subject to approval by shareholders, will be paid on 10 June 2010 to shareholders on the register on 7 May 2010.
Based on the number of ordinary shares currently in issue, the final dividend for 2009 is expected to amount to $57.4 million.
 12     Cash flow
A)      Reconciliation of profit/(loss) for the period to cash generated from operations
	Year ended 2 January 2010 $ million	Restated* Year ended 3 January 2009 $ million
Profit/(loss) for the period	6.0	(46.5)
Interest payable	113.2	137.8
Investment income	(67.2)	(87.8)
Other finance expense	0.3	25.0
Income tax expense	28.0	38.4
Profit from continuing and discontinued operations	80.3	66.9
Share of loss of associates	0.4	2.1
Amortisation of intangible assets	25.6	26.0
Depreciation of property, plant and equipment	172.2	203.1
Impairments:
- Goodwill	8.7	228.6
- Other intangible assets	22.0	-
- Property, plant and equipment	26.8	113.8
- Trade and other receivables	15.5	-
(Gain)/loss on disposal of businesses:
- Continuing operations	(0.2)	(43.0)
- Discontinued operations	4.4	-
(Gain)/loss on sale of property, plant and equipment	(1.6)	3.8
Gain on available-for-sale-investments	-	(1.2)
Cost of share-based incentives	11.3	12.0
Decrease in post-employment benefit obligations	(122.4)	(49.5)
Increase/(decrease) in provisions	45.1	(3.7)
Operating cash flows before movements in working capital	288.1	558.9
Decrease/(increase) in inventories	214.6	(12.8)
Decrease in receivables	52.3	143.8
Decrease in payables	(22.9)	(61.2)
Cash generated from operations	532.1	628.7
*
See note 1

b)      Reconciliation of net increase in NET cash and cash equivalents to the movement in net debt
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Net debt at the beginning of the period	(476.4)	(591.5)
Decrease/(increase) in net debt resulting from cash flows:
- Increase in cash and cash equivalents	157.2	19.2
- Decrease/(increase) in debt and lease financing	164.4	(96.2)
- Decrease in collateralised cash	(2.1)	(0.7)
	319.5	(77.7)
Debt acquired on acquisition of subsidiaries	(7.8)	(0.8)
Other non-cash movements	0.5	(1.1)
Foreign currency translation	(43.3)	194.7
Decrease in net debt during the period	268.9	115.1

Net debt at the end of the period	(207.5)	(476.4)
 12     Cash flow (Continued)
c)      Analysis of net debt
	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Cash and cash equivalents	445.0	291.9
Collateralised cash	2.1	3.8
Bank overdrafts	(4.8)	(13.7)
Bank and other loans	(698.5)	(792.4)
Obligations under finance leases	(4.6)	(6.9)
Derivatives hedging translational exposures	53.3	40.9
Net debt	(207.5)	(476.4)
13     Goodwill and other intangibles
	Goodwill $ million	Other intangibles $ million
Carrying amount
As at 3 January 2009	415.9	108.8
Additions	-	8.4
Acquisition of subsidiaries	26.8	5.9
Amortisation charge for the period	-	(25.6)
Disposals	-	(0.1)
Impairments	(8.7)	(22.0)
Foreign currency translation	2.0	2.6
As at 2 January 2010	436.0	78.0
In February 2008, the Group acquired a 60% interest in Rolastar, a duct manufacturer based in India, and agreed terms for the subsequent acquisition of the remaining 40% minority interest, which was completed in July 2009. Since the acquisition was negotiated, Rolastar's end markets have deteriorated and, as a result, impairments totalling $18.4 million were recognised in respect of the related goodwill and acquired customer relationships. Also in 2009, an impairment of $11.8 million was recognised in relation to software licences that had become surplus to requirements as a consequence of the Group's restructuring initiatives.
14     property, plant and equipment
$ million
Carrying amount
As at 3 January 2009	1,167.3
Additions	115.2
Acquisitions of subsidiaries	8.0
Depreciation charge for the period	(172.2)
Transfers to assets held for sale	(11.8)
Disposals	(11.1)
Impairments	(26.8)
Foreign currency translation	54.2
As at 2 January 2010	1,122.8
During 2009, impairments totalling $26.8 million were recognised in relation to property, plant and equipment that has become impaired as a consequence of the Group's restructuring initiatives (none of these impairments were individually significant).
 15     Trade and other receivables
	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Current assets
Financial assets:
- Trade receivables	662.3	684.4
- Derivative financial instruments	1.2	1.1
- Collateralised cash	2.1	3.8
- Other receivables	41.3	37.0
	706.9	726.3
Non-financial assets:
- Prepayments	46.1	43.4
	753.0	769.7

Non-current assets
Financial assets:
- Derivative financial instruments	56.9	73.4
- Other receivables	16.4	32.5
	73.3	105.9
Non-financial assets:
- Prepayments	7.8	-
	81.1	105.9
16     Trade and other Payables
	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Current liabilities
Financial liabilities:
- Trade payables	419.6	384.9
- Other taxes and social security	24.3	23.7
- Derivative financial instruments	2.3	15.7
- Other payables	48.0	26.1
	494.2	450.4
Non-financial liabilities:
- Accruals and deferred income	183.4	199.7
	677.6	650.1

Non-current liabilities
Financial liabilities:
- Derivative financial instruments	3.9	30.4
- Other payables	14.3	17.7
	18.2	48.1
Non-financial liabilities:
- Accruals and deferred income	8.9	3.5
	27.1	51.6
 17     PROVISIONS
	Restructuring costs $ million	Environmental remediation $ million	Workers' compensation $ million	Warranty provisions $ million	Product liability provisions $ million	Insurance provisions $ million	Total $ million
As at 3 January 2009	15.9	7.4	25.5	11.5	7.4	4.3	72.0
Charge/(credit) for the period	109.7	4.3	7.5	4.2	14.2	(4.1)	135.8
Utilised during the period	(58.4)	(5.6)	(11.1)	(4.7)	(11.7)	-	(91.5)
Foreign currency translation	1.7	0.4	0.1	0.3	0.1	0.6	3.2
As at 2 January 2010	68.9	6.5	22.0	11.3	10.0	0.8	119.5

Provisions are presented in the Group's balance sheet as follows:	As at 2 January 2010 $ million	As at 3 January 2009 $ million
Current liabilities	100.3	48.8
Non-current liabilities	19.2	23.2
	119.5	72.0
Provisions for restructuring costs principally relate to the restructuring initiatives under projects 'Eagle' and 'Cheetah' and are expected largely to be utilised during 2010.
18     Post-employment benefit obligations
The net liability recognised in the Group's balance sheet as at 2 January 2010 in respect of post-employment benefits was as follows:
	Pensions $ million	Other post-employment benefits $ million	Total $ million
Present value of the benefit obligation	1,116.0	142.1	1,258.1
Fair value of plan assets	(924.5)	-	(924.5)
	191.5	142.1	333.6
Effect of the asset ceiling	8.6	-	8.6
Net liability	200.1	142.1	342.2

Presented in the Group's balance sheet as follows:
- Surpluses	(1.3)	-	(1.3)
- Deficits	201.4	142.1	343.5
Net liability	200.1	142.1	342.2
Changes in the net liability during 2009 were as follows:
	Pensions $ million	Other post-employment benefits $ million	Total $ million
Net liability as at 3 January 2009	(180.6)	(147.7)	(328.3)
Change in the benefit obligation:
- Current service cost	(6.7)	(0.4)	(7.1)
- Past service cost	(2.7)	-	(2.7)
- Negative past service cost	0.3	17.2	17.5
- Curtailments	36.4	10.5	46.9
- Settlements	0.3	-	0.3
- Interest cost	(61.0)	(9.0)	(70.0)
- Benefits paid less employee contributions	76.6	14.9	91.5
- Net actuarial loss	(101.4)	(24.0)	(125.4)
- Foreign currency translation	(39.7)	(3.6)	(43.3)
	(97.9)	5.6	(92.3)
Change in the fair value of plan assets:
- Expected return on plan assets	62.6	-	62.6
- Settlements	(0.3)	-	(0.3)
- Net actuarial loss	(18.4)	-	(18.4)
- Employer contributions	52.7	-	52.7
- Benefits paid less employee contributions	(76.6)	-	(76.6)
- Foreign currency translation	42.4	-	42.4
	62.4	-	62.4
Effect of the asset ceiling	16.0	-	16.0
Net liability as at 2 January 2010	(200.1)	(142.1)	(342.2)
18     Post-employment benefit obligations (continued)
The weighted average discount rates used in determining the net liability were as follows:
	As at 2 January 2010	As at 3 January 2009
Pension plans:
- UK	5.75%	6.50%
- US	5.75%	5.88%
- Other countries	4.80%	5.95%

Other benefits	5.63%	6.08%
19     Acquisitions
A)      Current year acquisitions
Industrial & Automotive
Fluid Power
On 7 July 2009, the Group acquired a 100% interest in Hydrolink, a fluid engineering services provider to the oil and gas and marine sectors in the Middle East. Provisional goodwill of $16.5 million was recognised on the acquisition, which represents the expected benefits to the Group from accelerating the market penetration of its products in this high-growth region.
Building Products
Air Distribution
On 7 July 2009, the Group acquired the remaining 40% minority interest in Rolastar Pvt Ltd, a duct manufacturer based in India. Goodwill of $4.6 million was recognised on the acquisition of the minority interest. Overall, the Group recognised goodwill of $8.5 million on the acquisition of its 100% interest in the business, which represents the expected benefits from the expansion of its air distribution business in India.
B)      Adjustment in respect of prior year acquisitionS
On the completion of the initial accounting for acquisitions completed in 2008, the attributable goodwill was increased by $5.7 million as follows:
	Provisional goodwill $ million	Adjustment $ million	Final goodwill $ million
A.E. Hydraulic (Pte) Ltd.	8.1	1.6	9.7
Rolastar Pvt Ltd	0.9	3.0	3.9
Trion Inc.	2.4	1.1	3.5
		5.7
Comparative information has not been restated to reflect these adjustments, which principally arose due to revisions to the fair value of acquired property, plant and equipment and the recognition of additional deferred tax liabilities, because they are not material to the Group's results or financial position.

19     Acquisitions (continued)
C)      Financial effect of acquisitions
	Year ended 2 January 2010
	Acquiree's carrying amount in accordance with IFRS $ million	Fair value adjustments $ million	Provisional fair value $ million
Net assets acquired
Intangible assets	-	5.9	5.9
Property, plant and equipment	9.3	(1.3)	8.0
Inventories	10.6	(3.2)	7.4
Trade and other receivables	8.6	(1.4)	7.2
Cash and cash equivalents	0.4	-	0.4
Bank and other loans	(7.4)	-	(7.4)
Obligations under finance leases	(0.4)	-	(0.4)
Trade and other payables	(10.3)	-	(10.3)
Income tax liabilities	(0.4)	-	(0.4)
Deferred tax liabilities	-	(6.9)	(6.9)
Minority interest	4.6	2.0	6.6
	15.0	(4.9)	10.1
Goodwill on current year acquisitions			21.1
Adjustments to goodwill on prior year acquisitions			5.7
Consideration (including transaction costs)			36.9
The net cash outflow on acquisitions during the period was as follows:
	Year ended 2 January 2010 $ million	Year ended 3 January 2009 $ million
Consideration paid on current period acquisitions	25.5	65.5
Cash and cash equivalents acquired	(0.4)	(0.1)
Adjustment to consideration on prior period acquisitions	1.4	(0.4)
	26.5	65.0
Businesses acquired during 2009 contributed $10.9 million to the Group's sales and reduced the Group's profit for the year by $2.0 million. If these businesses had been acquired at the beginning of 2009, it is estimated that the Group's sales would have been $16.0 million higher, at $4,196.1 million, in 2009, but it is not practicable to estimate what the Group's profit for the year would have been because they did not prepare balance sheets in accordance with IFRS as at 3 January 2009.
20     Contingencies
The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.
21     Subsequent event
On 26 February 2010, the Group acquired a 100% interest in Koch Filters Corp ('Koch'), for a total cash consideration of $35.5 million. Koch is a leading manufacturer of air filters for the non-residential filtration replacement market, in the US.
10.  PRINCIPAL RISKS AND UNCERTAINTIES
Tomkins operates globally in a variety of markets and is affected by a number of risks inherent in its activities.
Business risk can be considered either as downside risk (the risk that something can go wrong and result in a financial loss or exposure) or volatility risk (the risk associated with uncertainty, meaning there may be an opportunity for financial gain as well as the potential for loss).
We outline below the risks and uncertainties that the Board believes have the greatest potential to affect the Group's results or financial position. We have not listed these risks in any order of priority.
Additional risks not currently known to us, or risks that currently we do not regard as significant, could also have a material adverse effect on our results or financial position. Our analysis of our principal risks and uncertainties should therefore be read in conjunction with the cautionary statement regarding forward-looking statements set out on page 13.

	Risk	Description and potential impact	Mitigation strategy
Our strategy	Risks associated with acquisitions and disposals
One of our strategic objectives is to reshape our portfolio by making strategic bolt-on acquisitions of complementary businesses to expand our product portfolio and geographic presence and by disposing of non-core businesses.
Acquisitions and disposals, particularly investments in emerging markets, involve legal, economic and political risks. We also encounter risks in the selection of appropriate investment and disposal targets, execution of the transactions, integration of acquired businesses and a risk that we may not generate the anticipated returns and savings from our acquisitions and disposals.

All investment and divestment projects are subject to a detailed project proposal process. The Board identifies divestment targets, timing and values in the context of the existing market conditions and the Group's portfolio. A rigorous, prescribed due diligence process is undertaken by an experienced team on all potential acquisitions. We prepare and execute formal integration plans to maximise the synergies arising on acquisitions.

Risks inherent in operating in emerging economies
We continue to expand our activities in the high-growth potential emerging markets of Eastern Europe, Asia, the Middle East and South and Central America. We face inherent risks in operating in these markets that include, but are not limited to, economic and political instability, restrictive or complex laws and regulations, volatility in currency exchange rates, protection of intellectual property and strong competition from companies that are already established in these markets. If we are unable to adequately assess these risks and develop and execute appropriate mitigating strategies, we may have to decline growth opportunities which may adversely impact the Group's sales, profitability and cash flows.

We focus on the financial performance of our operations in emerging markets and closely monitor their social, political, commercial and regulatory environments to ensure that we are able to respond rapidly to protect our people and our businesses.

Our funding	Risks arising from restrictions on the availability of credit
During 2009, due largely to the efforts of national governments, credit has become more readily available to companies, such as Tomkins, that have investment grade credit ratings. However, many companies continue to find it difficult to obtain or renew borrowing facilities on commercially acceptable terms.
We finance our business principally through equity and bank and other borrowings. We currently have considerable headroom under our committed borrowing facilities and there is no immediate need for us to renew or replace any of our facilities. We are mindful, however, that, if our access to credit was once again to become restricted, we may have to accept less favourable terms when we come to renew or replace our facilities.
Failure to obtain sufficient funding to meet our liquidity requirements may result in our losing business opportunities or in the curtailment of capital spending, research and development and other important strategic programmes.
Restrictions on the availability of credit may also restrict the reshaping of our portfolio because reduced access to credit may adversely impact the ability of both ourselves and potential buyers to finance the acquisition of businesses.
If we were unable to replace or renew our borrowing facilities as they expire, there may be a threat to the Group's status as a going concern. If we were able to obtain funding only on less favourable terms, there may be an adverse impact on the Group's profitability and cash flows.
Restrictions on the availability of credit may cause some of our customers to be slower in settling the amounts that they owe to us, thereby reducing our own liquidity or, indeed, may cause them to be unable to pay the amounts that they owe to us.
Restrictions on the availability of credit also increase the risk that some of our suppliers may fail, which could cause disruption in the supply of critical inputs to our manufacturing processes. If there were any interruption in the supply of our products to any of our customers, we may lose sales to those customers and there would be the risk that some of them would migrate to other suppliers.

Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings. We aim to retain sufficient liquidity to maintain our financial flexibility and to preserve our investment grade credit ratings. We monitor our credit ratings closely and maintain a regular dialogue with the ratings agencies.
We monitor borrowing facilities against forecast requirements and take timely action to put in place, renew or replace credit lines. During 2009, for example, we took early action to extend our committed borrowing facilities by putting in place a $450 million forward-start multicurrency revolving credit facility that will provide us with sufficient borrowing capacity when the existing £400 million facility expires in August 2010.
We mitigate credit risk by operating strict credit control procedures. Before accepting any new customer, we assess the customer's creditworthiness and establish an applicable credit limit. Credit limits are reviewed on a regular basis.
Before accepting a new supplier, we operate a detailed approval process which includes an assessment of the potential supplier's financial strength. Where possible, we aim not to source critical inputs from a single supplier and we regularly update our assessment of the financial strength of our critical suppliers.

Our markets	Risks associated with the economic downturn and uncertainty about the timing of the recovery
Demand for our products is driven directly or indirectly by consumer demand and preferences. Our markets tend to be cyclical and the recent decline in asset prices, limitations on the availability of credit and economic uncertainty have eroded market confidence and driven down consumer spending in a number of our end markets.
Despite recent signs of improvement in global economies, it is not yet clear whether the worst of the economic crisis is over, and even if it is, growth in many of our end markets is likely to be slow, adversely affecting the demand for our products, placing pressure on our prices and margins and resulting in further customer consolidation. We expect these pressures will continue to be particularly acute in our residential, commercial construction and automotive OE markets.

Our businesses responded aggressively to the deteriorating economic conditions, through plant rationalisations, cost base reduction initiatives and strategic sourcing programmes. Our businesses have also progressed initiatives to move into complementary markets, to extend their service offerings, and to develop green products and technologies, in an effort to counteract reduced demand in their more traditional end markets.

Risks associated with the major US automotive manufacturers
In 2009, the Group derived 9% of its sales from General Motors, Ford and Chrysler. For some time, the global automotive industry has been characterised by overcapacity and fierce competition. In recent years, the Detroit Three have seen a decline in their market share of vehicle sales, particularly in North America, due to Asian and European automobile manufacturers increasing their presence and the preference of customers for fuel efficient vehicles. North American vehicle production declined sharply from 15.1 million in 2007 to 12.6 million in 2008 and to 8.6 million in 2009. As a consequence, the Detroit Three have suffered financial hardship and have been the subject of considerable uncertainty (GM and Chrysler went through bankruptcy and bail out by the US government in 2009). Production capacity of the Detroit Three in North America has been severely cut back and any recovery in sales may take some years as they replace their vehicle platforms. North American vehicle production is expected to recover only slightly to 10 - 10.5 million units in 2010.
Although, in recent years, the proportion of the Group's sales derived from the major US automotive manufacturers has progressively declined, they remain important to our success. Any further prolonged reduction in their activity levels may adversely affect the Group's sales and profitability and may cause the impairment of certain of the Group's productive assets that are used to supply these customers.

We constantly monitor our financial exposure to the major US automotive manufacturers and have developed a number of initiatives to minimise the impact on our businesses in the event of a collapse of one or more of these customers. We continue to follow a disciplined approach to investment in technology and production in support of the more competitive vehicle platforms that are being developed by our customers, particularly those delivering improved fuel efficiency and reduced emissions. Our businesses place emphasis not only on expansion within our existing markets, but also into complementary and other new markets in order to diversify further our customer base.

Risk of increased competition from low-cost producers
Many of our end markets are highly competitive and competitive pressures have increased during the economic downturn as more suppliers have shown a willingness to sacrifice margin in order to maintain market share. Additionally, customers continue to expand their sourcing of products by looking to regions that enjoy economic advantages such as lower labour costs, cheaper raw materials or export subsidies. If we are unable to continue to provide technologically superior or better quality products or to match the prices of low-cost suppliers, there is a risk that customers will switch to those suppliers, causing the Group to lose market share with the consequent reductions in sales and margins.

We respond to competitive pressures through investment in low-cost regions, lean initiatives and enhancing our sourcing strategies. We are also rationalising our customer base to target those customers that value the quality, innovation and service that differentiate us from many of our low-cost competitors.

Our products	Risks associated with the cost and availability of production inputs
Steel, aluminium, rubber and rubber-based materials are some of the key inputs needed in many of our products. Energy is another significant part of the Group's costs, affecting both production and distribution costs. If prices of these and other inputs increase and we are unable to pass these increases on to customers, there is a risk that our margins may not be sustained and profitability may be adversely affected.
During 2009, we have seen both significant increases and declines in the prices of many inputs. If such price volatility was to continue, it may hinder accurate forecasting and costing and make it difficult to pass cost increases on to customers.
Our businesses compete globally for key production inputs. The availability of certain raw materials, energy or other key inputs may be disrupted by any number of geopolitical factors. Such disruptions may require additional capital or operating expenditure by the Group or forced reductions in its production volumes.
Financial distress of key suppliers as a result of increasing prices, declining demand and a lack of available financing may lead to disruption in the supply of inputs which may negatively affect the Group's production and profitability.

We manage these risks through a combination of multiple source and geographically diverse procurement policies, strategic customer pricing reviews, specific business continuity plans and expanded investment in low-cost countries.

Risk of product liability claims
Due to the nature of our products, we face an inherent risk of product liability claims if failure results in any claim for injury or consequential loss. Litigation is inherently unpredictable and these claims, regardless of their outcome, may be costly, divert management attention and adversely affect our reputation. Supplier consolidation and the increase in low-cost country sourcing may increase the likelihood of receiving defective materials, thereby increasing the risk of product failure and resulting liability claims.

We seek to minimise these risks by using thorough screening procedures for new suppliers, implementing rigorous quality programmes in our plants, particularly for inbound materials, and by ceasing to produce products that are particularly likely to attract litigation.

Our people	Risk that our human resources strategies may not be effective
We believe that our future success depends in large measure on our ability to retain and develop our people. If we are unable to identify, attract and retain excellent non-management, management and executive talent, we may not be able to effectively implement our business strategies, or we may experience delays in the development and production of, or face difficulty in selling, our products and services.

We use formalised succession planning, 360 degree performance reviews, management internships and competitive compensation schemes that align the interests of our managers with those of our shareholders. Bespoke management training is provided through Tomkins College, the Group's executive development programme presented in partnership with the highly regarded Indiana University School of Business.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:   01 March, 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary